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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                              AMENDMENT NO. 1

                                    TO

                             SCHEDULE 14D-9/A
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                        AUTHENTIC SPECIALTY FOODS, INC.
                           (NAME OF SUBJECT COMPANY)

                        AUTHENTIC SPECIALTY FOODS, INC.
                       (NAME OF PERSON FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  05266E 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             SAMUEL E. HILLIN, JR.
                                 1313 AVENUE R
                           GRAND PRAIRIE, TEXAS 75050
                                 (972) 933-4100
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
            AND COMMUNICATIONS ON BEHALF OF PERSON FILING STATEMENT)

                                WITH A COPY TO:
                              J. MARK METTS, ESQ.
                             VINSON & ELKINS L.L.P.
                            1001 FANNIN, SUITE 2300
                              HOUSTON, TEXAS 77002
                                 (713) 758-2222

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ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Authentic Specialty Foods, Inc., a Texas corporation (the "Company"). The address of the principal executive offices of the Company is 1313 Avenue R, Grand Prairie, Texas 75050. The title of the class of equity securities to which this statement relates is the common stock, par value $1.00 per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

  This statement relates to a tender offer by Authentic Acquisition Corporation, a Texas corporation ("Purchaser") and a wholly owned, indirect subsidiary of Agrobios, S.A. de C.V. ("Parent"), a corporation organized under the laws of the United Mexican States ("Mexico") and a wholly owned subsidiary of Desc, S.A. de C.V., a corporation organized under the laws of Mexico ("Desc"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated May 14, 1998 (the "Schedule 14D-1"), whereby Purchaser has offered to purchase all of the outstanding Shares at a price of $17.00 per Share (such price, or any such higher price as may be paid in the Offer (as defined below), being referred to herein as the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 14, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), each of which is incorporated by reference herein.

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES (THE "MINIMUM SHARES") WHICH, WHEN ADDED TO THE NUMBER OF SHARES (IF
ANY) BENEFICIALLY OWNED BY PARENT AND PURCHASER, REPRESENTS AT LEAST TWO-THIRDS OF THE SHARES OUTSTANDING (ASSUMING EXERCISE OF ALL OUTSTANDING OPTIONS AND WARRANTS NOT SUBJECT TO CANCELLATION AGREEMENTS) ON THE DATE SHARES ARE ACCEPTED FOR PAYMENT (THE "MINIMUM CONDITION").

  The Company has represented and warranted to Purchaser and Parent in the Merger Agreement (as defined below) that, as of May 6, 1998, there were (i) 8,027,126 Shares issued and outstanding, (ii) 336,000 Shares issuable pursuant to the exercise of options and (iii) 480,000 Shares issuable pursuant to the exercise of warrants. The Merger Agreement provides, among other things, that the Company will not, without the prior written consent of Parent, issue any additional Shares (except upon the exercise of outstanding options and warrants). Based on the foregoing, assuming the issuance of 336,000 Shares upon the exercise of outstanding options and warrants not subject to cancellation agreements, the Company believes that the Minimum Condition will be satisfied if 5,575,418 Shares are validly tendered and not withdrawn prior to expiration of the Offer. Holders of approximately 1,428,066 (approximately 17.8% of the outstanding Shares) have agreed to tender their Shares pursuant to the Offer. See "Voting Agreement" under Item 3.

  The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 7, 1998 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. Pursuant to the Merger Agreement and the Texas Business Corporation Act ("TBCA"), as soon as practicable after the completion of the Offer and satisfaction or waiver if permissible, of all conditions, Purchaser will be merged with and into the Company (the "Merger"), and the Company will be the surviving corporation in the Merger (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time of the Merger"), each Share then outstanding (other than Shares held by (i) Parent or any subsidiary of Parent, including Purchaser, and (ii) the Company or any subsidiary of the Company), will be converted into the right to receive $17.00 in cash or any higher price per Share paid in the Offer (the "Merger Consideration"), without interest. The Merger Agreement is incorporated by reference herein and is summarized in Item 3.

  Consummation of the Merger is conditioned upon, among other things, the approval and adoption by the requisite vote of shareholders of the Company of the Merger Agreement, if required by applicable law and the Company's Restated Articles of Incorporation, as amended (the "Articles of Incorporation"). See
Item 3. Under the TBCA and pursuant to the Articles of Incorporation, the affirmative vote of the holders of two-thirds of the outstanding Shares is the only vote of any class or series of the Company's capital stock that is required to approve the Merger Agreement and the Merger.

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  Under Article 5.16 of the TBCA, if a corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the shareholders of such other corporation (a "short-form merger"). In the event that Purchaser acquires in the aggregate at least 90% of the outstanding Shares pursuant to the Offer or otherwise, then, at the election of Parent, a short-form merger could be effected without any further approval of the Company's Board of Directors (the "Company Board") or the Company's shareholders.

  Pursuant to the Merger Agreement, following the purchase of Shares in the Offer, Parent has the right to designate directors on the Company Board. See the Company's Information Statement (the "Information Statement") pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which is attached as Annex A hereto and incorporated herein by reference.

  According to the Schedule 14D-1, (i) the principal office of Desc and Parent is located at Paseo de los Tamarindos 400-B, 28th Floor, Bosques de las Lomas, Mexico, D.F. 05120 and (ii) the principal office of Purchaser is located at 7150 Village Drive, Buena Park, California 90621.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this statement, is set forth in Item 1 above. All information contained in this Statement or incorporated herein by reference concerning Desc, Parent, Purchaser or their respective officers, directors, representatives or affiliates, or actions or events with respect to any of them, was provided by Desc, Parent or Purchaser, respectively, and the Company takes no responsibility for such information.

  (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and its executive officers, directors or affiliates are described below and/or in the Information Statement under the captions "Information about Directors," "Information about Executive Officers" and "Other Information--Certain Transactions." In addition, certain members of the Company Board and management have interests in the Offer and the Merger that are in addition to, and not necessarily aligned with, the interests of the other shareholders. These interests are described below and/or in the above referenced sections of the Information Statement. Except as described herein, there are no material contracts, agreements, arrangements or understandings between the Company or its affiliates and Desc, Parent, Purchaser or any of their respective executive officers, directors or affiliates.

MERGER AGREEMENT

  The following summary of the Merger Agreement is qualified by reference to the Merger Agreement which is filed as an exhibit hereto and is incorporated herein by reference. Capitalized terms used but not defined herein shall have the meaning given to them in the Merger Agreement.

  The Offer. The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions of the Offer, Purchaser will purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer. The Offer is conditioned upon, among other things, there being tendered and not withdrawn prior to the Expiration Date (as defined below) that number of Shares which, when added to the number of Shares beneficially owned by Parent and Purchaser, represents at least two-thirds of the Shares outstanding (assuming exercise of all outstanding options and warrants not subject to cancellation agreements) ("Fully Diluted Shares"). The term "Expiration Date" shall mean 12:00 Midnight, New York City time, on Thursday, June 11, 1998 (the "Initial Expiration Date"), unless and until Purchaser, in accordance with the terms of the Merger Agreement, shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. The Merger Agreement provides that, without the written consent of the Company, Purchaser will not (i) reduce the maximum number of Shares to be purchased in the Offer, (ii) decrease the Offer Price, (iii) change the form of consideration to be paid in the Offer, (iv) reduce or waive the Minimum Condition, (v) impose additional conditions to the Offer or (vi) amend any other term of the Offer in a

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manner adverse to the holders of Shares. Purchaser may (subject to the
Company's right to terminate the Merger Agreement), without the consent of the Company, (i) extend the Offer on one or more occasions for up to 10 business days for each such extension beyond the then scheduled Expiration Date, if at the then scheduled Expiration Date of the Offer any of the conditions to the Offer have not been satisfied or waived, (ii) extend the Offer for any period required by any rule or regulation of the Securities and Exchange Commission (the "Commission") and (iii) extend the Offer for not more than five business days beyond the latest Expiration Date if there shall not have been validly tendered and not withdrawn sufficient Shares so that the Merger could be effected without a meeting of the Company's shareholders in accordance with the TBCA. In addition, Parent and Purchaser have agreed that, if all conditions to the Offer are not satisfied on the then scheduled Expiration Date and at the request of the Company, Purchaser (subject to its right to terminate the Merger Agreement) shall extend the Offer from time to time until such conditions are satisfied or waived; provided that Purchaser shall not be required to extend the Offer beyond July 13, 1998.

  The Merger Agreement requires Purchaser to accept for payment and promptly pay for all Shares validly tendered and not withdrawn pursuant to the Offer if all conditions to the Offer are satisfied on the Expiration Date.

  Conditions to the Offer. Notwithstanding any other provision of the Offer, and subject to the terms of the Merger Agreement (including the obligation of Purchaser to extend the Offer at the request of the Company) and any applicable rules and regulations of the Commission, including Rule 14e-1(c) relating to Purchaser's obligation to pay for or return tendered Shares after termination of the Offer, Parent and Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer and may delay acceptance for payment, if the Minimum Condition is not satisfied by the Expiration Date, or if any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), has not expired or terminated by the Expiration Date, or if, at any time after the date of the Merger Agreement and before the Expiration Date, any of the following events shall occur and be continuing:

  (a) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, promulgated or deemed applicable to the Offer or the Merger pursuant to an authoritative interpretation by or on behalf of a Governmental Entity (as defined in the Merger Agreement) that (i) prohibits the acquisition by Parent or Purchaser of any Shares under the Offer, or restrains or prohibits the making or consummation of the Offer or the Merger, (ii) prohibits or materially limits the ownership or operation by the Company, Parent or any of their respective subsidiaries of a material portion of the business or assets of the Company, Parent or any of their respective subsidiaries or compels the Company, Parent or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries, in each case as a result of the Offer or the Merger or (iii) imposes material limitations on the ability of Parent or Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares to be accepted for payment pursuant to the Offer including, without limitation, the right to vote such Shares on all matters properly presented to the shareholders of the Company or (iv) prohibits Parent or any of its subsidiaries from effectively controlling in any material respect any material portion of the business or operations of the Company; or

  (b) any of the representations and warranties of the Company contained in the Merger Agreement shall not be true and correct in all material respects at and as of the date of consummation of the Offer (except to the extent such representations and warranties speak to an earlier date), as if made at and as of the date of consummation of the Offer, in each case except as contemplated or permitted by the Merger Agreement and with respect to any representations or warranties not qualified by "Material Adverse Effect," unless the inaccuracies under such representations and warranties, taking all the inaccuracies under such representations and warranties together in their entirety, do not individually or in the aggregate, result in a Material Adverse Effect (as defined in the Merger Agreement) on the Company; or

  (c) the Company shall have failed to perform in all material respects the obligations required to be performed by it under the Merger Agreement at or prior to the Expiration Date, including but not

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     limited to its obligations under the Merger Agreement regarding the non-
     solicitation of other Transaction Proposals, except for such failures to perform as have not had or would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company or materially adversely affect the ability of the Company to consummate the Merger or the Purchaser to accept for payment or pay for Shares pursuant to the Offer; or

  (d) the Company Board shall have (i) withdrawn, modified or amended in any respect adverse to Parent or Purchaser its approval or recommendation of the Merger Agreement, the Offer or the Merger, (ii) recommended or approved any Transaction Proposal from a person other than Parent, Purchaser or any of their respective affiliates, or (iii) resolved to do any of the foregoing; or

  (e) the Merger Agreement shall have been terminated in accordance with its terms; or

  (f) the Company shall have entered into a definitive agreement or agreement in principle with any person with respect to a Transaction Proposal or similar business combination with the Company or any of its subsidiaries, which in the reasonable judgment of Parent or Purchaser in any such case, and regardless of the circumstances giving rise to such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment.

  The foregoing conditions (other than the Minimum Condition) are for the sole benefit of the Parent and Purchaser and, subject to the Merger Agreement, may be waived by Parent or Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent or Purchaser; provided that, without the express written consent of the Company, neither Parent nor Purchaser may waive the Minimum Condition.

  The Merger. Pursuant to the Merger Agreement and the TBCA, as soon as practicable after the completion of the Offer and satisfaction or waiver, if permissible, of all conditions, Purchaser will be merged with and into the Company and the Company will be the Surviving Corporation in the Merger. At the Effective Time of the Merger, each Share then outstanding (other than Shares held by (i) Parent or any subsidiary of Parent including Purchaser, and
(ii) the Company or any subsidiary of the Company) will be converted into the Merger Consideration.

  Conditions to the Merger. The respective obligations of Parent and Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction or waiver of each of the following conditions: (i) the Merger Agreement and the Merger shall have been approved by the requisite vote of the Company's shareholders if required by law; (ii) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired; (iii) no temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Entity or other legal restraint or prohibition shall be in effect preventing or prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer, or the consummation of the Merger, provided, however, that the parties shall use all reasonable efforts to have any such injunction, order, restraint or prohibition vacated; and (iv) no statute, rule, order, decree or regulation shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction which prohibits the consummation of the Merger. The obligation of Parent and Purchaser to effect the Merger also is subject to Parent or Purchaser having been obligated to purchase Shares in the Offer.

  Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things, corporate organization, capital stock, options or other rights to acquire Shares, authority to enter into the Merger Agreement, required consents, no conflicts between the Merger Agreement and the Articles of Incorporation and Bylaws of the Company or applicable laws or agreements to which the Company or its assets may be subject, financial statements, public filings, conduct of business, employee benefit plans, ERISA, intellectual property, labor and employment matters, compliance with laws, tax matters, litigation, environmental matters, material contracts, brokers' and finders' fees, title to properties, absence of liens, votes required to approve the Merger Agreement, undisclosed liabilities, product liability, disclosures in proxy statement and tender offer documents and the absence of material adverse changes.

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  In the Merger Agreement, each of Parent and Purchaser has made customary representations and warranties to the Company with respect to, among other things, corporate organization, authority to enter into the Merger Agreement, required consents, no conflicts between the Merger Agreement and the Certificate of Incorporation, Bylaws and other constituent documents of Parent or Purchaser or laws applicable to Parent and Purchaser or agreements to which Parent or Purchaser are subject, brokers' fees and disclosures in proxy statement and tender offer documents.

  The Company Board. The Merger Agreement provides that effective upon the acceptance for payment and payment by Purchaser of Shares pursuant to the Offer such that Parent or Purchaser shall own at least two-thirds of the Fully Diluted Shares, Purchaser shall be entitled to designate the number of Directors, rounded up to the next whole number, on the Company Board that equals the product of (i) the total number of directors on the Company Board (giving effect to the election of any additional directors pursuant to the Merger Agreement) and (ii) the percentage that the number of Shares owned by Purchaser (including Shares accepted for payment and paid for) bears to the total number of Fully Diluted Shares, and the Company shall take all action necessary to cause Purchaser's designees to be elected or appointed to the Company Board, including, without limitation, increasing the number of directors (to the extent permitted under Article 2.34(C) of the TBCA), and seeking and accepting resignations of incumbent directors. At such times, the Company will use its best efforts to cause individuals designated by Purchaser to constitute the same percentage as such individuals represent on the Company Board of (x) each committee of the Company Board (other than any committee established to take action under the Merger Agreement), (y) each board of directors of each subsidiary of the Company and (z) each committee of each such board.

  In the event that Purchaser's designees are elected or appointed to the Company Board, until the Effective Time of the Merger, the Company Board shall have at least two directors who were directors of the Company on the date of the Merger Agreement and who are not employees of the Company or any of its subsidiaries (the "Independent Directors"). In such event, if the number of Independent Directors shall be reduced below two for any reason whatsoever, the remaining Independent Director shall designate a person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors of the Company on the date of the Merger Agreement shall designate two persons to fill such vacancies who shall not be officers or affiliates of the Company or any of its subsidiaries, or officers or affiliates of Parent or any of its subsidiaries, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

  Notwithstanding anything in the Merger Agreement to the contrary, the affirmative vote of the majority of the Independent Directors shall be required to (i) amend or otherwise modify the Articles of Incorporation of the Company, (ii) approve any amendment, modification or waiver by the Company of any provisions of the Merger Agreement or (iii) approve any other action by the Company that adversely affects the interests of the shareholders of the Company (other than Parent, Purchaser or any affiliate thereof) with respect to the transactions contemplated by the Merger Agreement, including without limitation, any actions which would constitute a breach by the Company of its representations, warranties or covenants contained in the Merger Agreement. The foregoing provisions of the Merger Agreement shall not limit any rights which Parent, Purchaser or their affiliates may have as holders or beneficial owners of Shares with respect to the election of directors or otherwise.

  The Company's obligations to appoint designees of Purchaser to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Subject to applicable law, the Company shall promptly take all action requested by Purchaser necessary to effect any such election, including mailing to its shareholders the information statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company agrees to make such mailing with the mailing of the Schedule 14D-9 (provided that Purchaser shall have provided to the Company on a timely basis all information required to be included in such information statement with respect to Purchaser's designees). Purchaser will supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

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

  Shareholders' Meeting; Proxy Statement. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, as promptly as practicable following the acceptance for payment of and payment for Shares pursuant to the Offer prepare and file with the Commission a preliminary proxy or information statement (the "Proxy Statement") in accordance with the Exchange Act relating to the Merger and the Merger Agreement and use all reasonable efforts to obtain and furnish the information required to be included by the Exchange Act and the Commission in such Proxy Statement and, after consultation with Parent and Purchaser, to respond promptly to any comments made by the Commission with respect to such Proxy Statement and cause the Proxy Statement in definitive form to be mailed to the Company's shareholders. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, as promptly as practicable following the acceptance for payment of and payment for Shares pursuant to the Offer and in consultation with Purchaser and Parent, duly call, give notice of, convene and hold a meeting of its shareholders (the "Shareholders Meeting") for the purpose of approving the Merger Agreement and the transactions contemplated thereby. The Company will, through the Company Board, recommend to its shareholders approval of the foregoing matters and seek to obtain all votes and approvals thereof by the shareholders, subject to provisions set forth below under "No Solicitation;" and provided that such recommendation and other action may be withdrawn, modified or amended if the Company determines in good faith, based on advice of its outside counsel, that such action is necessary in order for the Company Board to comply with its fiduciary duties under applicable law. Subject to the foregoing, such recommendation, together with a copy of the opinion of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") shall be included in the Proxy Statement. At the Shareholders Meeting, Purchaser has agreed to cause all Shares then owned by it, Parent or any affiliate thereof to be voted in favor of the adoption of the Merger Agreement and in favor of any other resolution necessary to approve the transactions contemplated by the Merger Agreement. IF PURCHASER ACQUIRES, THROUGH THE OFFER OR OTHERWISE, AT LEAST TWO-THIRDS OF THE OUTSTANDING SHARES, PURCHASER WILL HAVE SUFFICIENT VOTING POWER TO APPROVE THE MERGER, EVEN IF NO OTHER SHAREHOLDERS VOTE IN FAVOR OF THE MERGER.

  Notwithstanding the foregoing, if Purchaser shall acquire at least 90% of the Shares outstanding pursuant to the Offer or otherwise, Purchaser may cause the Merger to occur without a Shareholders Meeting in accordance with Article
5.16 of the TBCA; provided, however, that in such event, the rights of shareholders of the Company under the Merger Agreement (including, without limitation, the right to receive the Merger Consideration) shall not be adversely affected thereby (other than the right to receive the Proxy Statement, attend the Shareholders Meeting and vote on the Merger, each of which shall no longer be applicable).

  Employee Benefits. The Merger Agreement provides that, for a period of twelve months following the Effective Time of the Merger, the Surviving Corporation shall maintain employee benefits plans and arrangements (directly or in conjunction with Parent or Purchaser) which, in the aggregate, will provide a level of benefits to continuing employees of the Company and its subsidiaries substantially comparable in the aggregate to those provided to similarly situated employees of Parent in the United States as in effect immediately prior to the Effective Time of the Merger (other than discretionary benefits) provided that Parent may make modifications to such benefit plans and arrangements to the extent necessary to comply with applicable law or to reflect widespread adjustments in benefits (or costs thereof) provided to employees under compensation and benefit plans of Parent and its subsidiaries, and no specific compensation and benefit plans need be provided. For purposes of determining eligibility and vesting with respect to any of the Surviving Corporation's benefit plans, Parent shall use the employee's hire date with the Company or such other date as has been previously determined by the Company for credit for prior employment with any predecessor or ERISA Affiliate (as defined in the Merger Agreement) of the Company. The Surviving Corporation's benefit plans providing medical, dental or life insurance benefits after the Effective Time of the Merger to any individual who is an active or former employee of the Company or any of its subsidiaries (or a dependent of such employee) as of the Effective Time of the Merger shall waive any waiting periods, pre-existing conditions, and certain exclusions to the extent so waived under present policy and shall take into account expenses incurred by such individuals on or before the Effective Time of the Merger for purposes of satisfying deductible, coinsurance and maximum out-of-pocket provisions to the extent taken into account under present policy.

  The Merger Agreement does not prohibit the Company or Purchaser from terminating the employment of any employee at any time with or without cause (subject to, and in accordance with the terms of, any existing employment agreements), nor shall it be construed or applied to restrict the ability of Purchaser or Parent to establish such types and levels of compensation and benefits as they determine to be appropriate. Parent has agreed to cause the Surviving Corporation to honor the employment agreements existing on the date of the Merger Agreement and disclosed to Parent.

  Options and Warrants. The Merger Agreement provides that, as soon as practicable following the date of the Merger Agreement, the Company Board shall: (i) adjust the terms of all outstanding options to purchase Shares ("Company Stock Options") to provide that, at the Effective Time of the Merger, each Company Stock Option outstanding immediately prior to the Effective Time of the Merger shall vest as a consequence of the Merger and shall be canceled in exchange for a payment from the Company after the Merger (subject to any applicable withholding taxes) equal to the product of (1) the total number of Shares subject to such Company Stock Option, multiplied by (2) the excess of the Merger Consideration over the exercise price per Share subject to such Company Stock Option, payable in cash immediately upon the Effective Time of the Merger; and (ii) except as provided in the Merger Agreement or as otherwise agreed to by the parties, the Company's stock option plans and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any subsidiary shall terminate as of the Effective Time of the Merger, and the Company shall ensure that, following the Effective Time of the Merger, no holder of a Company Stock Option nor any participant in any of the Company's stock option plans shall have any right thereunder to acquire equity securities of the Surviving Corporation following the Merger, except for the rights set forth in clause (i) above. Certain of the Company's officers and directors own Company Stock Options.

  The Merger Agreement also provides that, as soon as practicable following the date of the Merger Agreement, the Company Board shall take all action necessary to cause each outstanding Warrant (each a "Warrant" and collectively "Warrants") governed by the Warrant Agreements (as defined in the Merger Agreement), to be, at the Effective Time of the Merger, automatically (without any further action of the Company or the holders thereof) cancelled in exchange for the right to receive an amount in cash equal to the product of
(i) the total number of Shares subject to such Warrant, multiplied by (ii) the excess of the Merger Consideration over the exercise price per Share subject to such Warrant. If certain consents to have such Warrants accelerated and cashed out pursuant to the terms above are not obtained, the Company has agreed to redeem such Warrants in accordance with the terms of the Warrants. Certain of the Company's directors have beneficial interests in the Warrants.

  Interim Operations; Covenants. Pursuant to the Merger Agreement, during the period from May 7, 1998 to the Effective Time of the Merger, the Company has agreed that, except as expressly contemplated by the Merger Agreement, the Company shall, and shall cause its subsidiaries to, act and carry on their respective businesses in the ordinary course of business consistent with past practice and use its and their respective reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers, licensors, licensees, advertisers, distributors and others having business dealings with them and to preserve goodwill. Without limiting the generality of the foregoing, during such period, the Company shall not, and shall not permit any of its subsidiaries to, without the prior written consent of Parent, which consent shall not be unreasonably withheld:

  (a) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a subsidiary of the Company to the Company in accordance with applicable law;

  (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

  (c) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except for the cash-out (or redemption in certain circumstances) of Company Stock Options and Warrants outstanding on the date of the Merger Agreement;

  (d) authorize for issuance, issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock or the capital stock of any of its subsidiaries, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or any other securities or equity equivalents (including without limitation stock appreciation rights) other than the issuance of Shares upon the exercise of Company Stock Options and Warrants outstanding on the date of the Merger Agreement and in accordance with their present terms;

  (e) amend its certificates or articles of incorporation, bylaws or other comparable charter or organizational documents;

  (f) subject to the provisions of the Merger Agreement, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization;

  (g) other than as specifically permitted by the Merger Agreement, mortgage or otherwise encumber or subject to any lien (in each case except as provided by the existing terms of the Company's credit agreements) or otherwise dispose of or sell, lease or license any of its properties or assets other than sales of inventory in the ordinary course of business consistent with past practice;

  (h) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for borrowings under current credit facilities and for lease obligations, in each case incurred in the ordinary course of business consistent with past practice;

  (i) make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any direct or indirect wholly owned subsidiary of the Company;

  (j) pay, discharge or satisfy any claims (including claims of shareholders), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), except for the payment, discharge or satisfaction, (i) of liabilities or obligations in the ordinary course of business consistent with past practice or in accordance with their terms as in effect on the date of the Merger Agreement or (ii) claims settled or compromised to the extent permitted by the Merger Agreement, or waive, release, grant, or transfer any rights of material value or modify or change in any material respect any existing license, lease, Permit, contract or other document, other than in the ordinary course of business consistent with past practice;

  (k) adopt resolutions providing for or authorizing a liquidation or a dissolution;

  (l) enter into any new collective bargaining agreement;

  (m) change any material accounting principle used by it, except to the extent required by generally accepted accounting principles;

  (n) settle or compromise any litigation (whether or not commenced prior to the date of the Merger Agreement) other than settlements or compromises of litigation where the amount paid (after giving effect to insurance proceeds actually received) in settlement or compromise is not greater than $50,000;

  (o) make any new capital expenditure or expenditures, other than capital expenditures not to exceed, in the aggregate $200,000;

  (p) except in the ordinary course of business or otherwise permitted by the Merger Agreement, modify, amend or terminate any contract or agreement set forth in filings with the Commission filed and publicly available prior to the date of the Merger Agreement to which the Company or any of its subsidiaries is a party or waive, release or assign any material rights or claims;

  (q) except as permitted by the Merger Agreement, (i) enter into any employment agreement with any officer, director or key employee of the Company or any of its subsidiaries or (ii) hire or agree to hire any new or additional key employees with annual compensation of $50,000 or more or officers;

  (r) make any tax election or settle or compromise any material tax liability;

  (s) voluntarily take, or voluntarily agree to commit to take, any action that would make any representation or warranty of the Company contained in Merger Agreement inaccurate in any material respect at, or as of any time prior to, the Effective Time of the Merger; or

  (t) authorize any of, or commit or agree to take any of, the foregoing actions.

  Except as set forth in the Merger Agreement, the Company has also agreed not to:

  (a) adopt or amend (except as may be required by law) any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or other arrangement for the benefit or welfare of any employee, director or former director or employee, or increase the compensation or fringe benefits of any director, employee or former director or employee or pay any benefit not required by any existing plan, arrangement or agreement, other than increases for employees other than officers and directors in the ordinary course of business consistent with past practice;

  (b) grant any new or modified severance or termination arrangement or increase or accelerate any benefits payable under its severance or termination pay policies in effect on the date of the Merger Agreement; or

  (c) effectuate a "plant closing" or "mass layoff", as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988 or similar state law ("WARN") affecting in whole or in part any site of employment, facility, operating unit or employee of the Company or any subsidiary of the Company, without the prior written consent of Purchaser and without complying with the notice requirements and other provisions of WARN.

  Access to Information; Confidentiality. Pursuant to the Merger Agreement, during the period prior to the earlier of the Effective Time of the Merger and the termination of the Merger Agreement, each of the Company and its subsidiaries shall afford to Parent, Purchaser and their representatives reasonable access during normal business hours to its properties, books, contracts, commitments, personnel and records (including, without limitation, to the extent available, the work papers of the Company's and its subsidiaries' independent public accountants) and, during such period, each of the Company and its subsidiaries shall furnish promptly to Parent and Purchaser (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (ii) all other information concerning its business, properties, financial condition, operations and personnel as Parent and Purchaser may from time to time reasonably request; provided, however, that the foregoing shall not require Company or any of its subsidiaries to disclose any information that would cause a violation of any contractual confidentiality obligation existing on the date of the Merger Agreement. Except as required by law, each of the Company, Parent and Purchaser, will hold and will cause its representatives to hold any nonpublic information in confidence to the extent required by the Confidentiality Agreement (as defined below).

  No Solicitation. Until the termination of the Merger Agreement, neither the Company nor any of its subsidiaries, nor any of their respective officers, directors, employees, representatives, agents or affiliates (including, without limitation, any investment banker, attorney, or accountant retained by the Company or any of its subsidiaries) (collectively "Responsible Parties") will directly or indirectly initiate, solicit or knowingly encourage (including by way of furnishing non-public information or assistance), or take any other action to facilitate knowingly, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Transaction Proposal (as defined below), or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain a Transaction Proposal or agree to or endorse any Transaction Proposal or authorize or permit any Responsible Party to take any such action.

  Notwithstanding the foregoing, if prior to the acceptance for payment of, and payment for, Shares pursuant to the Offer and after consultation with their financial advisors and after receipt of advice from independent outside legal counsel, the Company Board or any Special Committee thereof determines in good faith that such action is necessary to comply with its fiduciary duties, nothing in the Merger Agreement shall prohibit the Company Board from:
(i) furnishing information to or entering into discussions or negotiations with, any person or entity that makes an unsolicited bona fide Transaction Proposal only to the extent that prior to taking such action the Company provides prompt notice to Parent to the effect that it is furnishing such information to or entering into discussions or negotiations with such person or entity and receives from such person or entity an executed confidentiality agreement containing terms and provisions, when taken in the aggregate, comparable to those in the Confidentiality Agreement in the reasonable judgment of the Company Board, (ii) failing to make or withdrawing or modifying its recommendation referred to in the Merger Agreement if there exists a Transaction Proposal, or (iii) making to the Company's shareholders any recommendation and related filing with the Commission as required by Rule 14e-2 and 14d-9 under the Exchange Act, with respect to any tender offer, or taking any other legally required action with respect to such tender offer (including, without limitation, the making of public disclosures as may be necessary or reasonably advisable under applicable securities laws).

  "Transaction Proposal" shall mean any of the following (other than the transactions between the Company, Parent and Purchaser contemplated by the Offer and the Merger Agreement) involving the Company or any of its subsidiaries: (i) any merger, consolidation, share exchange, recapitalization, business combination, or other similar transaction; (ii) except in the ordinary course of business, any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of related transactions; (iii) any tender offer or exchange offer for, or the acquisition of (or right to acquire) "beneficial ownership" by any person, "group" or entity (as such terms are defined under Section 13(d) of the Exchange Act), of 20% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing or recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries.

  Prior to the Company Board withdrawing or modifying its approval or recommendation of the Offer, the Merger Agreement or the Merger, approving or recommending a Transaction Proposal, or entering into an agreement with respect to a Transaction Proposal, the Company Board shall provide Purchaser with a written notice (a "Notice of Takeover Proposal") advising Purchaser that the Company Board has received a Transaction Proposal, specifying the material terms and conditions of such Transaction Proposal and identifying the person making such Transaction Proposal, and neither the Company nor any subsidiary shall enter into an agreement with respect to a Transaction Proposal until 48 hours after the first Notice of Takeover Proposal with respect to a given third party was given to Purchaser. In addition, if the Company or any of its subsidiaries proposes to enter into an agreement with respect to any Transaction Proposal, the Company shall, if required in accordance with the terms of the Merger Agreement, concurrently with entering into such agreement pay, or cause to be paid, to Purchaser the expenses and fees, including those referred to under "Termination Fee" below.

  Indemnification. The Merger Agreement provides that, for six years after the Effective Time of the Merger, the Surviving Corporation shall indemnify all present and former directors or officers of the Company and its subsidiaries and Shansby Partners, L.L.C. ("Shansby Partners") (but, with respect to Shansby Partners, only to the extent of the indemnity contained in the Advisory Agreement (as defined in the Information Statement)) ("Indemnified Parties") against any costs or expenses (including reasonable attorneys'
fees), judgments, fines, losses, claims, damages, penalties or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time of the Merger, whether asserted or claimed prior to, at or after the Effective Time of the Merger, to the fullest extent as would have been permitted in their respective articles of incorporation or bylaws consistent with applicable law, to the extent such Costs have not been paid for by insurance and shall, in connection with defending against any action for which indemnification is available hereunder, reimburse such Indemnified Parties from time to time upon receipt of sufficient supporting documentation, for any reasonable costs and expenses reasonably incurred by such Indemnified Parties; provided that any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth in the articles of incorporation or bylaws of the Company or its subsidiaries, as applicable, consistent with applicable law shall be made by independent counsel mutually acceptable to the Surviving Corporation and the Indemnified Party; and provided, further, that such reimbursement shall be conditioned upon such Indemnified Parties' agreement promptly to return such amounts to the Company if a court of competent jurisdiction shall ultimately determine that indemnification of such Indemnified Parties is prohibited by applicable law.

  The Surviving Corporation will maintain for a period of not less than six years from the Effective Time of the Merger the Company's current directors' and officers' insurance and indemnification policy (or a policy providing substantially similar coverage) for all persons who are directors and officers of the Company on the date of the Merger Agreement; provided that the Surviving Corporation shall not be required to spend as an annual premium for such insurance an amount in excess of 200% of the annual premium paid for such insurance in effect prior to the date of the Merger Agreement; and provided further that the Surviving Corporation shall nevertheless be obligated to provide such coverage as may be obtained for such amount. These provisions of the Merger Agreement are intended for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

  Termination. The Merger Agreement may be terminated and the transactions contemplated therein abandoned at any time prior to the Effective Time of the Merger, whether before or after approval of the matters presented in connection with the Merger by the shareholders of the Company:

  (a) by mutual written consent of Parent and the Company; or

  (b) by either Parent or the Company, if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting, or if there shall be in effect any other legal restraint or prohibition preventing or prohibiting, the acceptance for payment of, or payment for, Shares pursuant to the Offer or the consummation of the Merger, and such order, decree, ruling or other action shall have become final and nonappealable (other than due to the failure of the party seeking to terminate the Merger Agreement to perform its obligations under the Merger Agreement required to be performed at or prior to the Effective Time of the Merger); or

  (c) by the Company, if Purchaser shall not have (i) commenced the Offer within five business days after the initial public announcement of Purchaser's intention to commence the Offer, or (ii) accepted for payment any Shares pursuant to the Offer (other than due to the failure of the Company to perform its obligations under the Merger Agreement) on or prior to July 31, 1998, or, if any necessary approvals required under the HSR Act shall not have been obtained by such date, ten business days after receipt of all necessary approvals under the HSR Act; or

  (d) by the Company, substantially concurrently with the execution, prior to Purchaser's purchase of Shares pursuant to the Offer, of a binding agreement with a third party with respect to a Transaction Proposal, provided that it has complied with all provisions of the Merger Agreement, including the notice provisions in the Merger Agreement, and that it pays the Termination Fee pursuant to the provisions of the Merger Agreement described under "Termination Fee" below; or

  (e) by Parent, prior to Purchaser's purchase of any Shares pursuant to the Offer, in the event of a material breach or failure to perform in any material respect by the Company of any covenant or other agreement contained in the Merger Agreement or in the event of a breach of any representation or warranty of the Company that could reasonably be expected to have a Material Adverse Effect, in each case which cannot be or has not been cured within 15 days after the giving of written notice to the Company; or

  (f) by the Company, prior to Purchaser's purchase of any Shares pursuant to the Offer, in the event of a material breach or failure to perform in any material respect by Parent or Purchaser of any covenant or other agreement contained in the Merger Agreement or in the event of a breach of any representation or warranty of the Company that could reasonably be expected to have a Material Adverse Effect, in each case which cannot be or has not been cured within 15 days after the giving of written notice to Parent or Purchaser; or

  (g) by Parent, if the Company Board, or any subcommittee thereof established to take action under the Merger Agreement, shall (i) withdraw or modify in any adverse manner its approval or recommendation of the Merger Agreement, the Offer or the Merger, (ii) approve or recommend any Transaction Proposal, or (iii) resolve to take any of the actions specified in clause (i) above; or

  (h) by Parent or the Company, in each case after two business days' notice to the other party if the Offer expires without renewal.

  Termination Fee. If any person (other than Purchaser or any of its affiliates) shall have made, proposed, communicated or disclosed a Transaction Proposal in a manner which is or otherwise becomes public and the Merger Agreement is terminated pursuant to any of the following provisions:

  (i) by the Company pursuant to clause (d) under "Termination" above; or

  (ii) by Parent, pursuant to clause (g) under "Termination" above;

then the Company shall, simultaneously with such termination of the Merger Agreement, pay Purchaser a fee of $3,700,000 in cash, which amount shall be payable in same-day funds (the "Termination Fee").

CONFIDENTIALITY AGREEMENT

  The following is a summary of certain provisions of the confidentiality letter agreement, dated as of February 26, 1998, as supplemented by the supplemental confidentiality letter agreement dated March 31, 1998, each between the Company and Desc (as amended, the "Confidentiality Agreement"). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the confidentiality letters, copies of which are filed as exhibits hereto and are incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Confidentiality Agreement.

  The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, Desc has agreed, subject to certain exceptions, to keep confidential all nonpublic, confidential or proprietary information concerning the Company which is furnished to Desc by or on behalf of the Company, including certain information about the Company's acquisition opportunities with respect to certain acquisition candidates (the "Confidential Information"), and to use the Confidential Information solely for the purpose of evaluating a possible transaction involving the Company and Desc and will not be used in any way detrimental to the Company.

  Desc has further agreed that, for a period of two years from the date of the Confidentiality Agreement, unless Desc receives the prior written consent of the Company, Desc will not, directly or indirectly, solicit any management employee of the Company for employment with whom Desc has had contact or who becomes known to Desc in connection with the consideration of the Offer.

  Desc has further agreed that, for a period of two years following the date of the Confidentiality Agreement, unless specifically requested in advance by the Company Board, neither it nor any of its "affiliates" or "associates" (as those terms are defined under the Exchange Act) will, other than in connection with the Offer and the Merger, (a) acquire, offer to acquire, or agree to acquire, or cause or recommend that any other person acquire, directly or indirectly, by purchase, gift, through the acquisition or control of another person or otherwise, any voting securities of the Company, or arrange or participate in the arranging of financing thereof, (b) make or in any way participate in, directly or indirectly, any "solicitation" of "proxies" to vote or become a

"participant" in an "election contest" (as such terms are used in the proxy rules of the Commission) or seek to advise or influence any person or entity with respect to the voting of any voting securities of the Company, (c) form, join or in any way participate in a "group" within the meaning of Section 13(d)(3) of the Exchange Act, with respect to any such voting securities of the Company, (d) deposit any voting securities in a voting trust or subject any such voting securities to any arrangement or agreement with respect to the voting of such voting securities, (e) propose any business combination (including without limitation pursuant to any merger or share exchange) with the Company or make or propose a tender or exchange offer or any other offer for any of the Company's voting securities, or arrange, or participate in the arrangement of, financing thereof, (f) disclose an intent, purpose, plan or proposal with respect to the Company or its voting securities inconsistent with the provisions of the Confidentiality Agreement or otherwise take any other action that could reasonably be expected to require the Company to disclose any such intent, purpose, plan or proposal, (g) otherwise act, alone or in concert with or on behalf of others, to seek directly or indirectly to control the management, board of directors, policies or affairs of the Company, (h) encourage or assist any other person in connection with any of the foregoing or (i) request permission to do any of the foregoing.

  Desc has further agreed it will not directly or indirectly pursue, solicit or encourage, or take any other action with respect to, any acquisition, merger or other combination with any acquisition candidate that has been identified to it by the Company or its Representatives without the prior written consent of the Company or unless the Company has notified Desc in writing that the Company has broken off all discussions with such acquisition candidate. Desc, subject to certain exceptions, may not directly or indirectly contact any employee, officer or Representative of any acquisition candidate identified to it by the Company or its Representatives without the prior written consent of the Company.

VOTING AGREEMENT

  The following summary of the Voting Agreement (the "Voting Agreement") by and among Shansby Partners, TSG2 L.P., TSG2 Management, L.L.C., J. Gary Shansby and Charles H. Esserman (each a "Shansby Affiliate" and collectively, the "Shansby Affiliates") and the Company dated as of May 7, 1998 is qualified by reference to the Voting Agreement which is filed as an exhibit hereto and is incorporated herein by reference. Capitalized terms used but not defined herein shall have the meaning given to them in the Voting Agreement.

  Pursuant to the Voting Agreement, each of the Shansby Affiliates has agreed
(w) to tender in connection with the Offer all Shares beneficially owned by such Shansby Affiliate and not to withdraw such Shares unless the Merger Agreement has been terminated in accordance with its terms, (x) not to exercise any Warrants held by such Shansby Affiliates unless the Merger Agreement has been terminated, (y) that at the Effective Time of the Merger the Warrants held by the Shansby Affiliates will automatically be cancelled in exchange for the right to receive a cash amount equal to the product of (1) the total number of Shares subject to such Warrants, multiplied by (2) the excess of the Merger Consideration over the exercise price per Share subject to such Warrants and (z) to cancel the Advisory Agreement effective upon, and subject to, the consummation of the Offer and the payment of a cancellation fee by the Company to Shansby Partners of $1,400,000.

  The Voting Agreement automatically terminates if the Merger Agreement is terminated in accordance with its terms.

  Based on public filings of the Shansby Affiliates, the Shansby Affiliates own 1,428,066 Shares (approximately 17.8% of the outstanding Shares).

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation of the Company Board.

  On May 7, 1998, the Company Board, based in part upon the opinion of DLJ that, as of such date and based upon and subject to the assumptions made, matters considered and limitations on the review undertaken, the consideration offered to shareholders of the Company pursuant to the Merger Agreement was fair to such holders from a financial point of view, unanimously approved the Offer, the Merger and the Merger Agreement. In addition, the Company Board determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the shareholders of the Company and recommends acceptance of the Offer.

  A copy of a letter to all shareholders of the Company communicating the recommendations of the Company Board is filed as an exhibit hereto and is incorporated herein by reference.

  (b) Background; Reasons for the Company Board's Recommendation.

  Background. On November 5 and 21, 1997, J. Gary Shansby and Charles H. Esserman of Shansby Partners, the Company's acquisition advisor, approached Embasa Foods, Inc. ("Embasa"), a subsidiary of Desc, to discuss a possible acquisition of Embasa by the Company. No agreement resulted from those discussions.

  On January 8, 1998, Mr. Shansby and Mr. Esserman met with representatives of Desc at its headquarters in Mexico City to discuss a purchase of Embasa. During that meeting, the Desc representatives indicated that they might be interested in acquiring a position in the Company. Mr. Shansby and Mr. Esserman indicated that they did not know whether the Company Board would be interested in authorizing the sale of the Company. At a regular meeting of the Company Board on January 22, 1998 Mr. Shansby and Mr. Esserman informed the Board of Directors of their meetings with Desc. The Board encouraged Mr. Shansby and Mr. Esserman to continue discussions with Desc and to inform the Board about the status of those discussions.

  On February 26, 1998, Desc and the Company entered into a confidentiality agreement. At the February 27 meeting of the Company Board, Mr. Esserman described for the Board the discussions with Desc and also described a presentation planned for a meeting with Desc later in the day at the offices of the Company's La Victoria subsidiary. The Board confirmed that the Company was not for sale, but asked to be informed about any proposals from Desc. After the Board meeting, representatives of Desc met with Mr. Shansby, Mr. Esserman, and Keith R. Lively, who then served as Chairman and Chief Executive Officer of the Company, and toured the La Victoria facility. Following the meeting, Desc informed Mr. Shansby and Mr. Esserman that Desc might be interested in making an acquisition proposal, probably for less than all of the outstanding Shares, but no proposal was made and no agreements were reached.

  On February 27, the Company contacted DLJ about serving as financial advisor in connection with a possible transaction with Desc. On March 4, the Company announced that both Mr. Lively and Mr. Bing Graffunder, President of the Company, had unexpectedly resigned. The Company's Board elected one of its outside directors, Mr. Robert K. Swanson, to serve as Chairman of the Board and Chief Executive Officer. During March, DLJ and JP Morgan discussed Desc's interest in the Company but no proposals were made and no agreements were reached. At the March 24, 1998 meeting of the Company Board, Mr. Shansby and Mr. Esserman gave a report to the Board about discussions with Desc and agreed to keep the Board informed of any proposals.

  On March 26, 1998, representatives of Desc and its financial and legal advisors met with representatives of the Company, including Mr. Swanson and the Company's financial and legal advisors, in Dallas, Texas, to discuss possible approaches to a transaction and to commence a business due diligence review of the Company. At the Dallas meeting, Desc expressed interest in acquiring control of the Company in a partial tender offer, and leaving the remaining Shares outstanding so that Desc would have a public U.S. subsidiary. The Company representatives expressed a strong preference that all Shares be purchased.

  On April 3, 1998, representatives of Desc, certain of its subsidiaries and their financial and legal advisors met in Costa Mesa, California, with the Company and its financial and legal advisors to review the Company's operations and to discuss the scope of the information that the Company would make available for Desc's due diligence review. Additionally, Desc and the Company entered into a supplemental confidentiality agreement, dated as of March 31, 1998, relating to information regarding certain acquisitions the Company was considering. Following this meeting, the Company provided Desc and its representatives access to information about the Company, and representatives of Desc and its financial and legal advisors began discussions with the Company and its financial and legal advisors concerning terms of a possible transaction.

  On April 17, 1998, representatives of J.P. Morgan and Desc met in San Francisco, California with representatives of the Company and DLJ to discuss the operating budget for the year ended December 31, 1998, as prepared by the management of the Company. At this meeting, Desc indicated that it would consider a transaction involving a purchase of all outstanding Shares.

  During late April and early May, DLJ held discussions with a limited number of potential purchasers other than Desc to discern whether any of those potential purchasers would be interested in making an acquisition proposal for the Shares. Certain of these potential purchasers reviewed publicly available information about the Company and others reviewed a limited amount of non-public information after signing confidentiality agreements with the Company. None of these potential purchasers indicated that they were interested at that time in having further discussions with DLJ or the Company with respect to an acquisition proposal for the Shares.

  At the April 28, 1998 meeting of Parent's Board of Directors, the Parent's Board authorized continued negotiations related to the proposed acquisition and, if satisfactory terms could be reached, executing a definitive agreement for such acquisition. On April 28, the Company Board also met, received a report on the negotiations, and authorized Company representatives to continue to discuss a proposed acquisition. At this meeting of the Company Board legal counsel from the Company described for the Board the material terms that were likely to be included in a definitive merger agreement.

  Following April 28, 1998, representatives of J.P. Morgan and representatives of DLJ continued negotiations with respect to price and the terms of the Merger Agreement, and a proposed Merger Agreement was drafted and discussed. Desc, Parent, and the Company held board meetings on May 6, 1998. The Boards of Desc and Parent approved the Merger Agreement. Purchaser's directors approved the Merger Agreement at a meeting on May 7. At the May 6 meeting of the Company Board, the Company's directors received a presentation from DLJ with respect to the financial aspects of the transaction, as well as a presentation from Vinson & Elkins L.L.P., its legal counsel, with respect to the material terms of the Merger Agreement and other legal matters. However, no decision was made at this meeting, and it was agreed that a telephonic Company Board meeting would be held the next day after the close of the U.S. financial markets. Accordingly, on May 7, a telephonic meeting of the Company Board was held. After an update of the financial and legal presentations, the Company Board unanimously approved the Merger Agreement, which was signed late in the day on May 7.

  On May 8, 1998, each of the Company and Desc publicly announced the execution of the Merger Agreement. A copy of the press release issued by Desc has been filed with the Commission as an exhibit to the Schedule 14D-1 of Desc, Parent, AAC Delaware and Purchaser.

  Reasons for the Company Board's Recommendation. In approving the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, and recommending that shareholders accept the Offer and vote for adoption of the Merger Agreement and approval of the transactions contemplated thereby, the Company Board discussed the proposed transaction at several Board meetings and consulted with the Company's legal and financial advisors, as well as the Company's management. The following are material factors considered by the Company Board in rendering its recommendation, each of which the Company Board believes supports its recommendation:

  . The fact that the $17.00 Offer Price represents (i) a premium of approximately 28.6% over the average closing sale price of $13.22 per Share for the 30 trading days immediately preceding the date (the "Announcement Date") the Company first publicly announced it had executed the Merger Agreement, (ii) a premium of approximately 19.3% over the closing sale price of $14.25 per Share on April 30, 1998, the eighth day prior to the Announcement Date and (iii) a premium of approximately 6.25% over the closing sale price of $16.00 per Share on May 7, 1998, the last trading day prior to the Announcement Date, each as reported on the Nasdaq National Market.

  . The historical market prices and trading activity of the Shares, which historical market prices have, since the Company's initial public offering, generally been significantly lower than the $17.00 Offer Price (averaging $12.01 per share from September 2, 1997 to May 5, 1998) and extremely volatile (ranging from $9.25 on August 9, 1997 to $16.00 on May 7, 1998).

  . The Company's historical and pro forma financial results, including the fact that the Offer Price represents a 62.1x multiple of historical earnings before interest and taxes ("EBIT") for 1997 and a 27.1x multiple of pro forma EBIT (after giving effect to acquisitions completed in 1997 and 1998) as compared to the median multiple of 13.2x paid in other similar transactions selected by DLJ. In addition, the Offer Price represents a 42.5x multiple of historical earnings before interest, taxes, depreciation and amortization ("EBITDA") for 1997 and a 17.1x multiple of pro forma EBITDA (after giving effect to acquisitions completed in 1997 and 1998) as compared to the median multiple of 8.3x paid in other similar transactions selected by DLJ.

  . The opinion of DLJ to the Company Board dated May 7, 1998 to the effect that, as of such date and based upon and subject to the assumptions made, matters considered and limitations on the review undertaken set forth therein, the consideration to be received by holders of the Shares pursuant to the Offer and the Merger was fair to such holders from a financial point of view; the full text of the opinion of DLJ is attached as Annex B hereto and is incorporated herein by reference and should be read in its entirety;

  . The fact that the Offer provides for a prompt cash tender offer for all Shares, thereby enabling shareholders of the Company to receive cash in exchange for their Shares at the earliest possible time;

  . The likelihood that the Offer and the Merger would be consummated, including the ability of Parent to finance the Offer and the Merger and the fact that Desc has agreed to guarantee Parent's obligation to purchase the Shares in the Offer and the Merger, as well as the effects on the Company's business, operations and financial condition should it not be possible to consummate the Merger following public announcement that the Merger Agreement had been entered into;

  . The terms and conditions of the Offer and the Merger, the Merger Agreement and the transactions contemplated thereby, which were the product of arm's-length negotiations, including the parties' representations, warranties and covenants, the conditions to their respective obligations, and the limited ability of Parent and Purchaser to terminate the Offer or the Merger Agreement;

  . A review of the Company's management structure and the fact that Mr. Lively and Mr. Graffunder had resigned in March, and that there was no assurance as to whether the Company could find an acceptable permanent chief executive officer and chief financial officer for the Company, or that such officers could be found on a timely basis;

  . A review of the strategic alternatives available to the Company (including continuing the Company's business in its present configuration without significant changes and continuing the Company's acquisition program), none of which the Company Board believed to be as favorable to the Company's shareholders as the Offer and the Merger;


  . The provisions of the Merger Agreement relating to potential competing transactions, including the ability of the Company to entertain unsolicited competing bids (provided that the Company Board determines that such is required by its obligations to the Company and its shareholders), to provide information to such competing bidders, to negotiate with such competing bidders, to withdraw its recommendation with respect to the Offer and the Merger, and to terminate the Merger Agreement in favor of a transaction with a competing bidder upon payment of the Termination Fee; and

  . The fact that DLJ informed the Board that none of the potential purchasers contacted by DLJ in late April and early May indicated that they were interested at that time in having further discussions with DLJ or the Company with respect to an acquisition proposal for the Shares.

  In determining whether to recommend the transaction, the Company Board recognized that certain members of the Company Board and management have interests in the Offer and the Merger that are in addition to, and not necessarily aligned with, the interests in the Offer and the Merger of other holders of Shares. In addition, the Company Board reviewed two possible acquisitions with respect to which the Company had entered into non-binding letters of intent that were scheduled to expire on or about May 7. However, the Company Board unanimously determined that, despite the foregoing, and, based specifically on the factors described above, the consideration to be received in the Offer and the Merger is fair to and in the best interests of the Company's shareholders.

  The foregoing discussion of the factors considered by the Company Board is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determinations. Rather, the Company Board made its determination based on the total mix of information available to it, and the judgments of individual directors may have been influenced to a greater or lesser degree by differing factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Pursuant to a letter agreement between the Company and DLJ dated April 27, 1998, the Company agreed to pay DLJ: (a) cash compensation as set forth below (the "DLJ Advisory Fee") and (b) a fee of $300,000 at the time DLJ delivered to the Company Board its fairness opinion, irrespective of the conclusion reached therein (the "DLJ Opinion Fee"). In addition, the Company agreed to reimburse DLJ promptly for certain out-of-pocket expenses reasonably incurred by DLJ in connection with the engagement hereunder, whether or not a transaction is consummated, and to indemnify DLJ for certain liabilities and expenses arising out of the Merger or the transactions in connection therewith.

  The DLJ Advisory Fee for the transactions contemplated by the Merger Agreement is 0.75% of the aggregate value of the Shares outstanding (treating any Shares issuable upon exercise of options, warrants or other rights of conversion as outstanding net of the cash proceeds that would be received upon exercise of such options or warrants) plus the amount of any debt for borrowed money (net of cash) assumed, acquired, remaining outstanding, retired or defeased or preferred stock redeemed or remaining outstanding in connection with the transaction (the "Aggregate Value") less the amount of the DLJ Opinion Fee. Based upon the amount of the Company's debt for borrowed money (net of cash) as of March 31, 1998, the Company estimates that the DLJ Advisory Fee will be approximately $1.2 million, before deducting the amount of the DLJ Opinion Fee. Notwithstanding the foregoing, if a transaction were to be consummated with a party other than Desc, the Company has agreed to pay DLJ cash compensation in an amount equal to 1.0% of the Aggregate Value, less the amount of the DLJ Opinion Fee.

  DLJ is a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and financial advisory services. In the ordinary course of its trading and brokerage activities, DLJ or its affiliates may at any time actively trade or hold the securities of the Company for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

  For a description of the cancellation fee to be paid to Shansby Partners pursuant to the Merger Agreement, see "Item 3. Identity and Background--Voting Agreement," which discussion is incorporated herein by reference.

  Except as described herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) During the past 60 days, no transactions in the Shares (other than the grant of options to purchase an aggregate of 83,000 Shares at an exercise price of $13.5625 to certain employees of the Company on March 24, 1998) have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, all of the Company's executive officers, directors and affiliates who own Shares currently intend to tender such Shares to Purchaser pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as described in this Schedule 14D-9, or as set forth in the Offer to Purchase, no negotiation is being undertaken or is under way by the Company in response to the Offer which relates to or would result in: (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company,
(iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) There are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Offer, other than as described in Item 3(b) and Item 4(b) above, which relates to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company's shareholders. The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT
   NO.
 -------
 (a)(1)  Offer to Purchase (incorporated by reference to Exhibit 99.1 to the
         Tender Offer Statement on Schedule 14D-1, filed with the Commission by
         Parent and Purchaser on May 14, 1998). *
 (a)(2)  Letter of Transmittal (incorporated by reference to Exhibit 99.2 to the Tender Offer Statement on Schedule 14D-1, filed with the
         Commission by Parent and Purchaser on May 14, 1998). *
 (a)(3)  Letter to Company Shareholders, dated May 15, 1998. *+
 (a)(4)  Notice of Guaranteed Delivery (incorporated by reference to Exhibit
         99.3 to the Tender Offer Statement on Schedule 14D-1, filed with the
         Commission by Parent and Purchaser on May 14, 1998). *
 (a)(5)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
         Other Nominees (incorporated by reference to Exhibit 99.4 to the
         Tender Offer Statement on Schedule 14D-1, filed with the Commission by
         Parent and Purchaser on May 14, 1998).
 (a)(6)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees (incorporated by reference to Exhibit
         99.5 to the Tender Offer Statement on Schedule 14D-1, filed with the
         Commission by Parent and Purchaser on May 14, 1998). *
 (a)(7)  Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9 (incorporated by reference to Exhibit 99.6 to the
         Tender Offer Statement on Schedule 14D-1, filed with the Commission by
         Parent and Purchaser on May 14, 1998). *
 (a)(8)  Form of Summary Advertisement (incorporated by reference to Exhibit
         99.7 to the Tender Offer Statement on Schedule 14D-1, filed with the
         Commission by Parent and Purchaser on May 14, 1998).
 (c)(1)  Agreement and Plan of Merger dated as of May 7, 1998, among Parent,
         Purchaser and the Company (incorporated by reference to Exhibit 99.10 to the Tender Offer Statement on Schedule 14D-1, filed with the
         Commission by Parent and Purchaser on May 14, 1998).
 (c)(2)  Opinion of Donaldson, Lufkin & Jenrette Securities Corporation dated
         May 7, 1998 (included as
         Annex B to the Company's Solicitation/Recommendation Statement on
         Schedule 14D-9). *
 (c)(3)  Confidentiality Letter Agreement, dated February 26, 1998, by and between Desc and the Company (incorporated by reference to Exhibit
         99.11 to the Tender Offer Statement on Schedule 14D-1, filed with the
         Commission by Parent and Purchaser on May 14, 1998).
 (c)(4)  Supplemental Confidentiality Letter Agreement, dated March 31, 1998, by and between Desc and the Company (incorporated by reference to
         Exhibit 99.12 to the Tender Offer Statement on Schedule 14D-1, filed with the Commission by Parent and Purchaser on May 14, 1998).
 (c)(5)  Letter Agreement, dated May 7, 1998, by and among Shansby Partners,
         L.L.C., TSG2 L.P., TSG2 Management, L.L.C. and the Company
         (incorporated by reference to Exhibit 99.13 to the Tender Offer
         Statement on Schedule 14D-1, filed with the Commission by Parent and
         Purchaser on May 14, 1998).

--------
* Included in documents mailed to shareholders.

+ Previously filed.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          AUTHENTIC SPECIALTY FOODS, INC .


                                          /s/ Robert K. Swanson
                                             ----------------------------------
                                             Robert K. Swanson
                                             Chairman of the Board and
                                             Chief Executive Officer

Dated: May 28, 1998

                                                                        ANNEX A

                        AUTHENTIC SPECIALTY FOODS, INC.
                                 1313 AVENUE R
                          GRAND PRAIRIE, TEXAS 75050
                                (972) 933-4100

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

  This Information Statement ("Information Statement") is being mailed on or about May 15, 1998, as a part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of shares of common stock, par value $1.00 per share, of the Company (the "Shares") at the close of business on or about May 7, 1998. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to a majority of the seats on the Board of Directors.

  Pursuant to the Merger Agreement, Purchaser commenced the Offer on May 14, 1998. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, June 11, 1998, unless the Offer is extended.

  You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

  The information contained in this Information Statement or incorporated by reference herein concerning Parent, Purchaser, or their respective officers, directors, representatives or affiliates or actions or events with respect to any of them, was provided by Parent or Purchaser, and the Company takes no responsibility for such information.

                          INFORMATION ABOUT DIRECTORS

PURCHASER'S RIGHT TO DESIGNATE DIRECTORS; PURCHASER'S DESIGNEES

  The Merger Agreement provides that, upon Purchaser's acquisition of at least 66 2/3% of the outstanding Shares, on a fully diluted basis, pursuant to the Offer, Purchaser shall be entitled to designate such number of Directors, rounded up to the next whole number, on the Board of Directors as shall give Purchaser representation on the Board of Directors equal to the product of the total number of Directors on the Board of Directors multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser at such time bears to the total number of Shares then outstanding, on a fully diluted basis (the "Purchaser Designees"), and the Company shall, at such time, promptly take all actions necessary to cause the Purchaser's Designees to be elected as Directors of the Company, including increasing the size of the Board of Directors or securing the resignations of incumbent directors or both. Notwithstanding the foregoing, at all times prior to the Effective Time, the Board of Directors shall include at least two Directors who held office as of the date of the Merger Agreement (any such director remaining in office being an "Independent Director"). Following the election or appointment of the Purchaser's Designees and, prior to the Effective Time, such designees shall abstain from acting upon, and the approval of a majority of the Independent Directors shall be required to (i) amend or otherwise modify the Company's Articles of Incorporation, (ii) approve any amendment, modification or waiver by the Company or any of the provisions of the Merger Agreement or (iii) approve any other action by the Company that adversely affects the interests of the shareholders of the Company with respect to the transactions contemplated thereby, including without limitation, any actions that would constitute a breach by the Company of its representations, warranties or covenants contained in the Merger Agreement.

  The Purchaser Designees will be selected by the Purchaser from among the individuals listed below. Each of the following individuals has consented to serve as a Director of the Company if appointed or elected. None of the following individuals owns any Shares. In addition, none of the following individuals is a Director of, or holds any position with, the Company. The name, age, present principal occupation or employment and five-year employment history of each of the following individuals are set forth below. Unless otherwise provided below, each person is a citizen of Mexico and the business address of each such person is c/o Authentic Acquisition Corporation, 7150 Village Drive, Buena Park, California 90621. Unless otherwise indicated, each such person has held his or her present occupation as set forth below, or has been an executive officer of Purchaser or Authentic Acquisition Corporation, a Delaware corporation and the parent of Purchaser ("AAC Delaware"), or the organization indicated, for the past five years (or since inception with respect to AAC Delaware and Purchaser).

                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                MATERIAL POSITIONS HELD DURING THE PAST FIVE
          NAME            AGE                      YEARS
          ----            --- ------------------------------------------------
Ignacio Hernandez.......   52 Chairman of the Board and Chief Executive
                               Officer of Corfuerte, S.A. de C.V.
Jerry Wright(1).........   47 Chief Executive Officer; Chief Executive Officer
                               of Embasa Foods, Inc.
Jose Alberto Aranda.....   36 Chief Financial Officer of Corfuerte, S.A. de
                               C.V.
Eduardo Medina-Mora        41 Corporate Director of Strategic Planning of Desc
 Icaza..................       and Vice Chairman.
Ramon F. Estrada Rivero.   33 Secretary and General Counsel of Parent, AAC
                               Delaware and Purchaser; General Counsel of
                               Desc.
Ernesto Scharrer Tamm...   44 Corporate Director of Control (Agrobios).

--------
(1) United States citizen.

                          INFORMATION ABOUT DIRECTORS

BOARD OF DIRECTORS

  The Company's Board of Directors currently consists of five members. The Company's Bylaws provide for a classified Board of Directors. Thus, the Board of Directors is divided into Classes I, II and III, the terms of office of which are currently scheduled to expire, respectively, on the dates of the Company's Annual Meeting of Shareholders in 1998, 1999 and 2000.

  The following table sets forth information regarding the names, ages and principal occupations of the nominees and directors, directorships in other companies held by them, the length of continuous service as a director of the Company and the year their term as a director expires:

                                                                   YEAR TERM AS
                          PRINCIPAL OCCUPATION AND        DIRECTOR   DIRECTOR
       DIRECTORS               DIRECTORSHIPS          AGE  SINCE     EXPIRES
       ---------          ------------------------    --- -------- ------------
 CLASS I DIRECTORS:
 Robert K. Swanson....  Chief Executive Officer and    65   1997       1998
                         Chairman of the Board of
                         the Company; Chairman,
                         RKS, Inc.
 Charles A. Lynch.....  Chairman and Chief             70   1997       1998
                         Executive Officer of
                         Arrowhead Mills, Inc.;
                         Chairman, Fresh Choice,
                         Inc.; Director, Pacific
                         Mutual Holding Company,
                         Nordstrom, Inc., Fresh
                         Choice, Inc., PST Vans,
                         Inc., Madge Networks, N.V.
                         and SRI International,
                         Inc.
 CLASS II DIRECTORS:
 Tim G. Bruer.........  President and Chief            40   1997       1999
                         Executive Officer of
                         Silverado Foods, Inc.;
                         Director, Silverado Foods,
                         Inc.
 CLASS III DIRECTORS:
 Charles H. Esserman..  General Partner of The         39   1992       2000
                        Shansby Group
 J. Gary Shansby......  Managing General Partner of    60   1992       2000
                         The Shansby Group;
                         Director, The Sharper
                         Image

  Set forth below is a brief description of the business experience of the directors of the Company.

  Robert K. Swanson. Mr. Swanson has served as Chief Executive Officer and Chairman of the Board of the Company since March 1998. Mr. Swanson has also served as Chairman of RKS, Inc., an international investment and financial/marketing consulting firm ("RKS"), since November 1987. From October 1994 to December 1997, Mr. Swanson served as Chairman of Grossman's Inc., a company offering "do-it-yourself" products. From April 1994 to May 1996, Mr. Swanson served as Chairman of US Games, a manufacturer of amusement and gaming machines. From January 1981 until October 1987, Mr. Swanson served as Chief Executive Officer of Del Webb Corporation. From May 1971 to January 1980, Mr. Swanson held various positions with General Mills, Inc., including Chairman of the Board and Chief Executive Officer of General Mills Europe Ltd.

  Charles A. Lynch. Mr. Lynch has served as the Chairman and Chief Executive Officer of Arrowhead Mills, Inc., a manufacturer of natural food products, since March 1998. Mr. Lynch has also served as Chairman of Fresh Choice, Inc., a restaurant chain, since March 1995. From 1989 until 1995, Mr. Lynch was Chairman of Market Value Partners Company, an investment firm. From 1988 until 1989, Mr. Lynch served as President and Chief Executive Officer of Levolor Corporation, a manufacturer of window coverings, and from 1986 until 1988, he served as Chairman and Chief Executive Officer of DHL Airways, Inc., an express courier.

  Tim G. Bruer. Mr. Bruer is President and Chief Executive Officer of Silverado Foods, Inc., an American Stock Exchange company that manufactures specialty baked goods. From November 1992 until he joined Silverado Foods, Inc. in March 1997, Mr. Bruer served as Vice President and General Manager of the Culinary Division of Nestle Food Company. From February 1992 until November 1992, Mr. Bruer was Vice President, Business Development of Nestle USA, Inc., and from December 1990 until February 1992, he was a partner in the consumer marketing practice area of Bain & Company ("Bain"), a strategic consulting firm.

  J. Gary Shansby. Mr. Shansby is the founder of The Shansby Group, a buyout firm based in San Francisco that specializes in acquiring and improving branded consumer product companies (particularly in the food industry), and has served as a managing member of its general partner since The Shansby Group was formed in 1987. Mr. Shansby was formerly the Chairman of the Board and Chief Executive Officer of Shaklee Corporation, a direct marketer of nutritional, personal care and household products, and has over 35 years of experience with consumer products companies.

  Charles H. Esserman. Mr. Esserman is a co-founder of The Shansby Group and has served as a managing member of its general partner since The Shansby Group was founded in 1987. Prior to joining The Shansby Group, Mr. Esserman worked at Bain from 1982 to 1987. While at Bain, Mr. Esserman's work was primarily focused on helping companies formulate and implement marketing strategies.

SECURITY OWNERSHIP OF DIRECTORS AND MANAGEMENT

  The following table sets forth the number of Shares beneficially owned by
(i) each director, (ii) the Chief Executive Officer and the other executive officers of the Company who received at least $100,000 in annual salary and bonus during fiscal 1997 (the Named Officers) and (iii) the directors and executive officers of the Company as a group:

                                               SHARES BENEFICIALLY OWNED (1)
                                             ------------------------------------
                                             NUMBER OF SHARES    PERCENT OF CLASS
                                             ----------------    ----------------
DIRECTORS:
  J. Gary Shansby..........................     1,504,969(2)(3)        18.5%
  Charles H. Esserman......................     1,489,097(2)(3)        18.3%
  Tim G. Bruer.............................             0                 0
  Charles A. Lynch.........................             0                 0
  Robert K. Swanson........................         4,000                 *
NAMED OFFICERS:
  Michael T. Westhusing....................             0                 0
  Samuel E. Hillin, Jr.....................        51,000                 *
  Keith R. Lively (4)......................        14,000                 *
  Herman L. Graffunder (4).................        85,000               1.1%
DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP
 (7 persons):..............................     1,573,066(3)           19.4%

--------
 *  Less than 1%.
(1) Unless otherwise indicated, beneficial owners have sole voting and investment power with respect to the Shares listed. Amounts shown are as of April 15, 1998.
(2) Mr. Shansby and Mr. Esserman may be deemed to beneficially own the aggregate 1,386,000 Shares owned by TSG2 L.P. ("TSG2") and TSG2 Management, L.L.C. ("TSG2 Management") because they are managing members of TSG2 Management, which is the general partner of TSG2.
(3) Includes warrants to purchase an aggregate of 90,000 Shares issued by the Company to Shansby Partners, L.L.C. ("Shansby Partners") in connection with Shansby Partners providing financial advisory services to the Company for three of the Company's recent acquisitions. Mr. Shansby and Mr. Esserman are deemed to beneficially own the warrants issued to Shansby Partners because they are the only members of Shansby Partners.

(4) Mr. Lively and Mr. Graffunder resigned as executive officers of the Company in March 1998.

DIRECTORS' MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors held two meetings during 1997. Each director attended at least 75% of the aggregate total meetings of the Board of Directors and any committee on which such director served.

  The Board has established an Audit Committee and a Compensation Committee to act on behalf of the Board and to advise the Board with respect to specific matters. The Board does not have a standing nominating committee or a committee that performs a similar function. The responsibilities of the Audit Committee and the Compensation Committee are as follows:

  Audit Committee. Because the Company did not consummate its initial public offering until September 1997, the Audit Committee did not hold its first meeting until January 1998. Messrs. Lynch, Esserman and Bruer were elected to the Committee on September 4, 1997 and served on the Committee for the remainder of 1997. The Committee is currently comprised of Messrs. Lynch (Chairman), Esserman, Bruer and Swanson. The Committee's principal functions are to confirm the existence of effective accounting and internal control systems and to oversee the entire audit function, both independent and internal.

  Compensation Committee. The Compensation Committee met one time during 1997. Messrs. Bruer and Swanson were elected to the Committee on August 31, 1997 and served on the Committee for the remainder of

1997. The Committee is currently comprised of Messrs. Bruer and Lynch. The Committee's principal functions are to study, advise and consult with the Company's management respecting the compensation of officers and other key employees of the Company.

COMPENSATION OF DIRECTORS

  Director and Meeting Fees. During 1997, each director of the Company who was not an employee or executive officer of the Company or The Shansby Group or its affiliates ("Nonemployee Director") was paid an annual director's fee of $10,000 plus $1,000 for each Board of Directors and committee meeting attended. During 1997, the Company paid an aggregate of $10,500 in fees to its Nonemployee Directors.

  Stock Options. On June 19, 1997, the Board of Directors and the shareholders of the Company approved the Authentic Specialty Foods, Inc. 1997 Stock Plan (the "Stock Plan"). The purpose of the Stock Plan is to provide directors, employees and consultants of the Company and its subsidiaries additional incentive and reward opportunities designed to enhance the profitable growth of the Company. The options granted to each individual vest over a four-year period, with 25% of the options vesting each year, commencing one year after the date of grant. The options expire 10 years from the date of grant.

  During fiscal 1997, the Company granted each Nonemployee Director options to purchase a total of 6,000 Shares. One thousand of such options were granted to each Nonemployee Director on September 2, 1997 and have an exercise price (subject to adjustment) of $8.00 per share. The remaining 5,000 options were granted to each Nonemployee Director on November 6, 1997 and have an exercise price (subject to adjustment) of $11.125.

                     INFORMATION ABOUT EXECUTIVE OFFICERS

EXECUTIVE OFFICERS

  The following table sets forth certain information about the executive officers of the Company:

                 NAME                  AGE                    POSITION
                 ----                  ---                    --------
Robert K. Swanson(1).................. 65  Chief Executive Officer, Chairman of the
                                            Board and Director
Michael T. Westhusing(2).............. 42  President and Chief Operating Officer
Samuel E. Hillin, Jr.................. 41  President, DSD Division, Chief Financial
                                            Officer and Vice President

--------
(1) Mr. Swanson became the Chief Executive Officer and Chairman of the Board on March 4, 1998.
(2) From August 15, 1997 until December 31, 1997, Mr. Westhusing was the Chief Operating Officer of La Victoria. Effective January 1, 1998, he became the President and Chief Executive Officer of La Victoria, and effective March 4, 1998, he became the President and Chief Operating Officer of the Company.

  Robert K. Swanson. For biographical information with respect to Mr. Swanson, see "Information about Directors--Board of Directors" above.

  Michael T. Westhusing. Mr. Westhusing became the President and Chief Operating Officer of the Company in March 1998. Mr. Westhusing is also the President and Chief Executive Officer of La Victoria. Mr. Westhusing joined La Victoria in August 1997 after 20 years in the specialty food and consumer products industries. Prior to joining La Victoria, Mr. Westhusing was Senior Vice President, Marketing, from 1995 to 1997, for Favorite Brands International, a manufacturer of branded confection products. From 1989 to 1995, Mr. Westhusing served as Vice President, Operations for The Famous Amos Chocolate Chip Cookie Corporation ("Famous Amos"). Prior to joining Famous Amos, Mr. Westhusing was Vice President, Operations for Shamitoff Foods from 1987 to 1988 and previously served in various marketing and operational capacities at Beecham Cosmetics, the consumer products division of Beecham Group Ltd., from 1978 to 1988.

  Samuel E. Hillin, Jr. Mr. Hillin became the President of the Company's DSD Division in March 1998. Mr. Hillin joined the Company as Chief Financial Officer in 1994 after 15 years in the food industry. Prior to joining the Company, Mr. Hillin was Vice President, Finance of Schepps-Foremost, Inc., a dairy company based in Dallas, Texas, from 1990 to 1994. From 1988 to 1990, Mr. Hillin served as the Controller of Texas Operations (Cabell's/Oak Farms Dairy and Specialty Foods Inc.) for Morningstar Foods. From 1981 to 1988, Mr. Hillin held several positions with Southland Corporation of Dallas, Texas, including Division Controller of MovieQuik Systems and Assistant Division Controller of Cabell's/Oak Farms Dairy.

COMPENSATION OF EXECUTIVE OFFICERS

  The following table sets forth annual and long-term compensation for services in all capacities to the Company for the fiscal years ended December 31, 1995, 1996 and 1997, of those persons who were, at December 31, 1997, the Named Officers:

                          SUMMARY COMPENSATION TABLE

                                  ANNUAL            LONG-TERM
                               COMPENSATION    COMPENSATION AWARDS
                             ---------------- ---------------------
                                              SECURITIES UNDERLYING  ALL OTHER
  NAME AND PRINCIPAL          SALARY   BONUS      OPTIONS/SARS      COMPENSATION
       POSITION         YEAR   ($)      ($)          (#)(1)             ($)
  ------------------    ----  ------   -----  --------------------- ------------
Michael T. Westhusing
 (2)................... 1997 $ 75,000 $65,000        60,000            $  225(3)
 President and Chief
  Operating Officer
Samuel E. Hillin, Jr... 1997 $119,220 $     0        25,000            $2,150(4)
 President, DSD
  Division, Chief
  Financial             1996 $118,751 $     0             0            $1,410
 Officer and Vice
  President             1995 $103,556 $     0             0            $1,696(4)
Keith R. Lively (5).... 1997 $ 66,666 $75,000        60,000            $  225(3)
 Chairman of the Board
  and Chief Executive
  Officer
Herman L. Graffunder
 (6)................... 1997 $192,064 $     0        35,000            $2,908(7)
 President              1996 $190,304 $     0             0            $2,200(7)
                        1995 $177,520 $     0             0            $2,700(7)

(1) No grants of stock appreciation rights have been made.
(2) From August 15, 1997 until December 31, 1997, Mr. Westhusing was the Chief Operating Officer of La Victoria. Effective January 1, 1998, he became the President and Chief Executive Officer of La Victoria, and effective March 4, 1998, he became the President and Chief Operating Officer of the Company.
(3) Represents amounts paid by the Company for term life insurance premiums.
(4) For 1997, 1996 and 1995, respectively, includes $1,250, $685 and $1,096 contributed by the Company to Mr. Hillins account under the Company's 401(k) Plan, and $900, $725 and $600 paid by the Company for term life insurance premiums for Mr. Hillin.
(5) Mr. Lively served as the Company's Chairman of the Board and Chief Executive Officer from June 19, 1997 until his resignation on March 4, 1998.
(6) Mr. Graffunder resigned as President of the Company on March 4, 1998.
(7) For 1997, 1996 and 1995, respectively, includes $1,518, $810 and $1,500 contributed by the Company to Mr. Graffunder's account under the Company's 401(k) Plan, and $1,390, $1,390 and $1,200 paid by the Company for term life insurance premiums for Mr. Graffunder.

EMPLOYMENT AGREEMENTS

  Mr. Westhusing. Mr. Westhusing does not currently have an employment agreement with the Company but the Company and Mr. Westhusing are in the process of negotiating one. Under the terms being discussed, the agreement would have a three-year term, Mr. Westhusing's annual base salary will be $200,000, and the

Compensation Committee, in its sole discretion, may grant Mr. Westhusing an annual bonus of up to 100% of his annual base salary based upon such factors as the Compensation Committee deems appropriate. There can be no assurance as to whether Mr. Westhusing will enter into an employment agreement, or as to the final terms thereof.

  Mr. Hillin. Mr. Hillin entered into an employment agreement with the Company, effective as of January 1, 1998. Mr. Hillin's employment agreement expires one year after its effective date; provided, however, that it will automatically be extended for additional one-year periods unless the Company or Mr. Hillin gives the other party a notice of non-renewal at least 60 days prior to the scheduled expiration date of the agreement. The agreement provides for an annual base salary of $175,000. In addition to his base salary, the Compensation Committee, in its sole discretion, may grant Mr. Hillin an annual bonus of up to 50% of his base salary based upon such factors as the Compensation Committee deems appropriate. On September 2, 1997, Mr. Hillin received a grant of options to acquire 25,000 Shares (the "Options"). The employment agreement provides that if Mr. Hillin ceases to be an employee of the Company for any reason, the Company will take such action as shall be necessary to vest the greater of (i) the applicable percentage of Options vested under the applicable stock option agreement and (ii) 50% of the Options. Notwithstanding the foregoing, the Options will vest and become fully exercisable on the occurrence of a "change of control" (as defined in the employment agreement). Mr. Hillin will be reimbursed for life insurance premiums with respect to a $500,000 term policy, subject to an annual limit of $5,000. Mr. Hillin also receives an automobile allowance. During Mr. Hillin's employment and for a period of two years thereafter, Mr. Hillin has agreed to certain noncompetition covenants. The Company can terminate Mr. Hillin's employment for cause, as defined in the agreement, or without cause upon written notice. If employment is terminated without cause, Mr. Hillin is entitled to receive his base salary for the remainder of the term of the employment agreement, or, if longer, for a period of six months after termination.

  Mr. Graffunder. Mr. Graffunder entered into a three-year employment agreement with the Company, effective as of June 23, 1997. The agreement provided for an annual base salary of $200,000, subject to increase by the Board of Directors, as well as an annual incentive award with a target of 40% of his base salary, which could be further increased up to 80% upon the attainment of certain performance targets. Mr. Graffunder was reimbursed for life insurance premiums with respect to a $500,000 term policy, subject to an annual limit of $5,000. Mr. Graffunder was also reimbursed for the purchase price or lease payments for an automobile to be used primarily in the Company's business and for the cost of insurance for such automobile. Mr. Graffunder resigned as President and from all other positions he held with the Company on March 4, 1998. The Company was not required to make any severance payments to Mr. Graffunder as a result of his resignation.

OPTION EXERCISES AND FISCAL YEAR-END VALUES

  The following table sets forth information with respect to the unexercised options to purchase Shares under the Stock Plan granted to the Named Officers and held by them at December 31, 1997:

                                                 NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                                                UNDERLYING UNEXERCISED   IN-THE-MONEY OPTIONS/SARS
                            NUMBER                  OPTIONS/SARS AT           AT DECEMBER 31,
                          OF SHARES    VALUE     DECEMBER 31, 1997 (#)          1997($)(1)
                         ACQUIRED  ON REALIZED ------------------------- -------------------------
                         EXERCISE (#)   ($)    EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
                         ------------ -------- ----------- ------------- ----------- -------------
Michael T. Westhusing...       0        $ 0          0        60,000         $ 0       $337,250
Samuel E. Hillin, Jr....       0        $ 0          0        25,000         $ 0       $140,375
Keith R. Lively.........       0        $ 0          0        60,000(2)      $ 0       $337,250(2)
Herman L. Graffunder....       0        $ 0          0        35,000(2)      $ 0       $196,875(2)

--------
(1) Value based on the closing price for the Shares on the Nasdaq National Market on December 31, 1997 ($13.625 per share).
(2) As a result of the resignations of Mr. Lively and Mr. Graffunder, all of the options held by these two individuals were forfeited for no value in March 1998.

OPTION GRANTS

  The following table sets forth information with respect to grants of options in fiscal 1997 pursuant to the Company's Stock Plan to the Named Officers reflected in the Summary Compensation Table. No stock appreciation rights were granted under the Stock Plan in fiscal 1997:

                                                                             POTENTIAL
                                                                         REALIZABLE VALUE
                                                                         AT ASSUMED ANNUAL
                                                                          RATES OF STOCK
                                                                               PRICE
                                                                         APPRECIATION FOR
                           INDIVIDUAL GRANTS                              OPTION TERM(2)
------------------------------------------------------------------------ -----------------
                           NUMBER OF     % OF TOTAL
                           SECURITIES   OPTIONS/SARS EXERCISE
                           UNDERLYING    GRANTED TO  OR BASE
                          OPTIONS/SARS  EMPLOYEES IN  PRICE   EXPIRATION
          NAME           GRANTED (#)(1) FISCAL 1997  ($/SH.)     DATE     5% ($)  10% ($)
          ----           -------------- ------------ -------- ---------- -------- --------
Michael T. Westhusing...     35,000        19.44%     $ 8.00    9/2/07   $176,000 $446,000
                             25,000        13.89%     $9.875    9/4/97   $155,000 $393,000
Samuel E. Hillin, Jr....     25,000        13.89%     $ 8.00    9/2/07   $126,000 $319,000
Keith R. Lively (3).....     35,000        19.44%     $ 8.00    9/2/07   $176,000 $446,000
                             25,000        13.89%     $9.875    9/4/07   $155,000 $393,000
Herman L. Graffunder
 (3)....................     35,000        19.44%     $ 8.00    9/2/07   $176,000 $446,000

--------
(1) The options with an exercise price of $8.00 were granted on September 2, 1997, and the options with an exercise price of $9.875 were granted on September 4, 1997. Options granted under the Stock Plan (i) have an exercise price per share equal to the closing price of the Shares on the Nasdaq National Market on the date of grant, (ii) vest in four equal annual increments beginning one year from the date of grant and (iii) expire 10 years from the date of grant.
(2) The dollar amounts under these columns represent the potential realizable value of each grant of options assuming that the market price of the Shares appreciates in value from the date of grant at the 5% and 10% annual rates of return prescribed by the Securities and Exchange Commission (the "SEC"). These calculations are not intended to forecast possible future appreciation, if any, of the price of the Shares.
(3) As a result of the resignations of Mr. Lively and Mr. Graffunder, all of the options held by these two individuals were forfeited for no value in March 1998.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

  The Company's executive compensation program is designed to help the Company attract, motivate and retain the executive resources that the Company needs in order to maximize its return to shareholders. The Company's executive compensation program, as structured and implemented by the Compensation Committee (the "Committee"), consists of three main components: (1) base salaries, (2) potential for annual bonuses based on overall Company performance as well as individual performance and (3) the opportunity to earn long-term stock-based incentives that are intended to encourage the achievement of superior results over time and to align the interests of executive officers and shareholders. The compensation program is structured to provide senior management with a total compensation package that--at expected levels of performance--is competitive with those provided to executives who hold comparable positions or have similar qualifications in other similarly situated organizations. During 1997, the Committee emphasized base salary and long-term stock-based incentives for executive officers, while in 1998 the Committee plans to emphasize incentive-based bonuses by adopting an incentive compensation plan.

  Base Salary. Base salaries of the Company's executive officers are competitive with salaries of executives with comparable positions at similar companies. The Committee evaluated peer group information in setting base salary levels. Annual salary adjustments for the Company's executive officers are based on general levels of market salary increases, individual performance and the Company's overall financial results, without any specific relative weight assigned to any of these factors.

  Bonus. The Committee determines the annual bonuses, if any, for executive officers based on overall Company performance as well as individual performances. Certain executive officers employment or consulting agreements provide for bonuses based upon the attainment of certain performance targets. In 1998, the Committee plans to adopt an incentive compensation plan for the Company.

  Long-Term Incentive Compensation. The Company currently grants long-term incentive compensation in the form of stock options. The Committee emphasizes incentive compensation in the form of stock options because they tend to align the interests of employees and shareholders by rewarding performance that increases shareholder value. Option holders will only recognize value when the stock price increases over the exercise price established on the date of grant. The Committee does not utilize the number of options or shares held by any individual as a factor to limit option grants to that individual in subsequent years.

  All outstanding options have terms of ten years and vest in four equal annual installments beginning one year from the date of grant. All options have been granted at 100% of the market value of the Shares on the date of grant. The exercise price is payable in cash, Shares, or any combination thereof.

  Chief Executive Officer Compensation. As described above, the Company's executive compensation, including the compensation of the Chief Executive Officer, consists of a competitive base salary, a performance-based bonus and long-term stock-based incentives. From June 19, 1997 until March 4, 1998, Mr. Lively served as the Chief Executive Officer of the Company. Mr. Lively did not have an employment agreement with the Company. He had a base salary, on an annualized basis, of $200,000 during 1997. In addition, Mr. Lively received an annual bonus of $75,000 for 1997 in appreciation of Mr. Lively's efforts during the Initial Public Offering and the Company's transition to becoming a public company. On September 2, 1997, Mr. Lively was granted options to purchase 35,000 Shares with an exercise price of $8.00, vesting in four equal annual increments beginning one year from the date of grant and expiring 10 years from the date of grant. On September 4, 1997, Mr. Lively was granted options to purchase 25,000 Shares with identical terms to the options granted on September 2, 1997, other than an exercise price of $9.875. As a result of his resignation from the Company, all of the options held by Mr. Lively were forfeited for no value in March 1998.

  The current Chief Executive Officer of the Company is Mr. Swanson. Effective as of March 6, 1998, RKS, of which he is the Chairman and he and his family beneficially own all of the capital stock, entered into the Consulting Agreement with the Company. The Consulting Agreement provides that RKS will provide consulting services to the Company, and Mr. Swanson will serve as Chairman of the Board and Chief Executive Officer of the Company or in such other positions as the Company and RKS mutually agree, until the termination of the Consulting Agreement. Pursuant to the Consulting Agreement, RKS will be paid a Consulting Fee of $25,000 per month and is eligible for consulting fee bonuses to be determined by the Compensation Committee at its discretion. For more information on the Consulting Agreement, see "Other Information--Certain Transactions--RKS Consulting Agreement."

  On September 2, 1997, Mr. Swanson was granted options to purchase 1,000 Shares with an exercise price (subject to adjustment) of $8.00 per Share, vesting in four equal annual increments beginning one year from the date of grant and expiring 10 years from the date of grant. On November 6, 1997, Mr. Swanson was granted options to purchase 5,000 Shares with identical terms to the options granted on September 2, 1997, other than an exercise price (subject to adjustment) of $11.125 per share. The options will not produce gain for Mr. Swanson unless the Company's Share price rises over the exercise price established on the date of grant and therefore emphasize pay-for-performance in the form of enhanced shareholder value.

  Section 162(m). Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), which was enacted in 1993, precludes a public corporation from taking a deduction for compensation in excess of $1 million paid to its chief executive officer or any of its four other highest-paid officers. However, compensation that qualifies under Section 162(m) of the Code as "performance-based" is specifically exempt from the deduction limit. The Committee has been advised that the Company's ability to deduct compensation income generated in connection with the exercise of stock options granted under the Company's Stock Plan should not be limited by Section 162(m) of the Code. During 1998, no executive of the Company is expected to receive compensation in excess of $1 million.

Compensation Committee
Tim G. Bruer
Charles A. Lynch

                  SHAREHOLDER RETURN PERFORMANCE PRESENTATION

  The performance graph shown below was prepared by using data from the Standard and Poor's Compustat Database for use in this Proxy Statement. As required by applicable rules of the SEC, the graph was prepared based upon the following assumptions:

    1. $100 was invested in Common Stock, the S&P 500 and the Peer Group (as defined below) on September 2, 1997.

    2. Peer Group investment is weighted based on the market capitalization of each individual company within the Peer Group at the beginning of the period.

    3. Dividends are reinvested on the ex-dividend dates.

  The industry peer group (the "Peer Group") is comprised of the following:
Ben & Jerry's Homemade, Inc., Gardenburger, Inc., Grist Mill Co., The Hain Food Group, Inc., Performance Food Group Company, Tasty Baking Company and Worthington Foods, Inc.

                        AUTHENTIC SPECIALTY FOODS, INC.

                           COMPARATIVE TOTAL RETURNS
                      SEPTEMBER 2, 1997-DECEMBER 31, 1997

                     COMPARISON OF CUMULATIVE TOTAL RETURN
      AMONG AUTHENTIC SPECIALTY FOODS, INC., S&P 500 INDEX AND PEER GROUP


                             [Graph appears here]

                                                                      CUMULATIVE
                                                                        RETURN
                                                                      PERCENTAGE
                                                                          AT
                 COMPANY NAME/INDEX                  9/2/97  12/31/97  12/31/97
                 ------------------                  ------- -------- ----------
Authentic Specialty Foods, Inc...................... $100.00 $170.31    70.31%
S&P 500............................................. $100.00 $108.51     8.51%
Peer Group.......................................... $100.00 $108.05     8.05%

                            PRINCIPAL SHAREHOLDERS

  To the knowledge of the management of the Company and based upon filings with the SEC, the only persons who may be deemed to own beneficially more than 5% of the outstanding Shares (including any group as that term is used in Section 13(d)(3) of the Exchange Act), as of May 14, 1998, are named in the following table:

                                                                         PERCENT
                                                            NUMBER OF      OF
           NAME AND ADDRESS OF BENEFICIAL OWNER              SHARES       CLASS
           ------------------------------------             ---------    -------
TSG2 L.P................................................... 1,386,000(1)  17.3%
250 Montgomery Street
San Francisco, California 94104
Robert C. Tanklage.........................................   875,000     10.9%
P.O. Box 1722
Lake Arrowhead, CA 92352
Scudder Kemper Investments, Inc. (2).......................   436,900(3)   5.4%
345 Park Avenue
New York, New York 10154

--------
(1) Of the Shares shown to be beneficially owned by TSG2, 9,800 are owned by its general partner, TSG2 Management.
(2) This information was derived from a Schedule 13G filed by Scudder Kemper Investments, Inc. with the SEC on February 12, 1998.
(3) According to the Schedule 13G filed by Scudder Kemper Investments, Inc., it has sole power to vote or direct the vote of 155,500 Shares, shared power to vote or direct the vote of 195,100 Shares and sole power to dispose or direct the disposition of all 436,900 Shares it is deemed to beneficially own.

                               OTHER INFORMATION

OUTSTANDING VOTING STOCK

  As of May 6, 1998, there were (i) 8,027,126 Shares issued and outstanding, all of which were validly issued, fully paid and nonassessable, (ii) 336,000 Shares issuable pursuant to the exercise of options and (iii) 480,000 Shares issuable pursuant to the exercise of Warrants.

CERTAIN TRANSACTIONS

  The La Victoria Acquisition. Immediately following the Company's initial public offering consummated on September 2, 1997 (the "Initial Public Offering"), the Company acquired La Victoria Foods, Inc. ("La Victoria"). Prior to its acquisition, 50% of the capital stock of La Victoria was owned by Robert C. Tanklage, who was the President of La Victoria, and 50% was owned by LV Foods, L.L.C. ("LV Foods"). TSG2 and TSG2 Management owned 99% of LV Foods, and Keith R. Lively owned the remaining 1%. As a result of the transactions contemplated by the Contribution and Exchange Agreement, dated June 20, 1997,
(i) 100% of the ownership of LV Foods was transferred to the Company; (ii) TSG2 and TSG2 Management received an aggregate of 1,386,000 Shares; (iii) Mr. Lively received 14,000 Shares; (iv) LV Foods became a wholly-owned subsidiary of the Company; (v) the Company acquired Mr. Tanklage's interest in La Victoria for $12 million in cash and 875,000 Shares; and (vi) La Victoria became a wholly-owned subsidiary of the Company.

  During 1997, La Victoria paid LV Foods $475,000 to reimburse LV Foods for expenses it incurred in connection with the acquisition of La Victoria. In addition, La Victoria paid TSG Ventures $250,000 to reimburse it for expenses incurred in connection with the acquisition of La Victoria during 1997. TSG Ventures is a company owned by Messrs. Shansby and Esserman.

  Robert C. Tanklage Employment Agreement and Termination Agreement. Effective as of May 31, 1997, Mr. Tanklage entered into a five-year employment agreement with La Victoria (the "Employment Agreement"). The Employment Agreement provided for an annual base salary of $360,000, subject to increase by the Board of Directors, as well as an annual incentive award which could be increased, but not decreased by the Board of Directors, in accordance with past practices of La Victoria. Under the Employment Agreement, La Victoria could terminate Mr. Tanklage's employment for cause, death (upon payment of one month's salary to Mr. Tanklage's estate), incapacity or disability, as defined in the agreement, or without cause. If employment was terminated without cause, Mr. Tanklage was entitled to receive the greater of (a) $1,980,000 or (b) $660,000 multiplied times the number of years then remaining in the term of the Employment Agreement. As of April 15, 1998, Mr. Tanklage owned 875,000 Shares representing 10.9% of the Company's outstanding Shares, effective as of May 31, 1997.

  Pursuant to a Termination Agreement between La Victoria and Mr. Tanklage, dated December 17, 1997, Mr. Tanklage's employment with La Victoria was terminated without cause as of December 31, 1997 (the "Termination Date"). On the Termination Date, Mr. Tanklage received a severance payment of $2,915,000 in accordance with the provisions of the Employment Agreement. Notwithstanding the termination of his employment with La Victoria, Mr. Tanklage will continue to serve as a director and Chairman of the Board of La Victoria until, in each case, he resigns or is removed by a vote of a majority of a quorum of the Board of Directors from such positions. While he serves as Chairman of the Board, Mr. Tanklage will be entitled to an annual retainer of $10,000.

  Tanklage Lease Arrangements. La Victoria leases its facilities from Tanklage Property Trust and Tanklage Investments, Ltd., entities partially owned and controlled by Mr. Tanklage and certain of his family members. Tanklage Property Trust is owned 50% by Mr. Tanklage and 50% by Ms. Carolyn Johnson, Mr. Tanklage's sister. Tanklage Investments, Ltd. is owned 12.5% by Mr. Tanklage and the remaining 87.5% is owned by other family members, two of whom are employed by La Victoria.

  La Victoria's 170,000 square foot warehouse and distribution facility in City of Industry, California is owned by Tanklage Property Trust and is leased to La Victoria under a lease that expires in July 2010. The annual lease payment is approximately $860,000 and is scheduled to increase consistent with changes in the Consumer Price Index (the "CPI") every five years. The next increase is scheduled to occur in August 2000.

  The 51,000 square foot warehouse facility in Rosemead, California is owned by Tanklage Property Trust and leased to La Victoria under a lease that expires in July 2010. The annual lease payment is approximately $262,000 and is scheduled to increase consistent with changes in the CPI every five years. The next increase is scheduled to occur in August 2000.

  La Victoria's 61,000 square foot production facility in Rosemead is owned by Tanklage Investments, Ltd. and leased to La Victoria under a lease that expires in July 2010. The annual lease payment is approximately $214,000 and is scheduled to increase consistent with changes in the CPI every five years. The next increase is scheduled to occur in August 2000.

  Although La Victoria has not conducted a survey of rental rates for comparable properties in the Los Angeles area, it is believed that La Victoria would be able to obtain more favorable lease terms from unaffiliated third parties than those contained in these leases.

  Shansby Partners Advisory Agreement. The Company entered into a three-year Advisory Agreement with Shansby Partners, effective August 15, 1997 (the "Advisory Agreement"), pursuant to which Shansby Partners provides the Company with advisory services, including assistance with respect to the identification of potential acquisition candidates and assistance in the negotiation, implementation and financing of these acquisitions. Shansby Partners is a limited liability company owned by Messrs. Shansby and Esserman. The Advisory Agreement expires on September 2, 2000 and may be terminated by either party for a material breach by the other party if the breach has not been remedied within 60 days after notice. Shansby Partners will be reimbursed for out-of-pocket expenses incurred in connection with its services under the Advisory Agreement and will also receive customary financial advisory fees in connection with acquisitions identified by the Company during the term of the Advisory Agreement. In connection with the Initial Public Offering, the Company paid Shansby Partners a financial advisory fee of $125,000 and an additional $50,000 to reimburse Shansby Partners for out-of-pocket expenses it incurred in connection with the Initial Public Offering. Furthermore, Shansby Partners received an initial retainer of $125,000 pursuant to the Advisory Agreement.

  During the term of the Advisory Agreement, Shansby Partners will offer to the Company for its consideration any Mexican food companies identified by Shansby Partners and its affiliates that primarily produce tortillas, tortilla chips, salsas and Mexican sauces. If the Company declines to pursue any such acquisition opportunity, then Shansby Partners and its affiliates will be able to pursue the opportunity without the involvement of the Company.

  In connection with the provision of financial advisory services pursuant to the Advisory Agreement, Shansby Partners has received cash fees and warrants to purchase Shares. Upon consummation of the Initial Public Offering, Shansby Partners received a five-year warrant to acquire 350,000 Shares at an exercise price of $8.00 per share, subject to customary adjustments (the "IPO Warrant"). The IPO Warrant may not be exercised until September 3, 1998 and expires on September 3, 2002. In connection with the Company's acquisition of La Monita Mexican Food Products, Inc. on September 30, 1997, Shansby Partners received $120,000 in cash and a five-year warrant to acquire 30,000 Shares at an exercise price of $10.5875 per share, subject to customary adjustments (the "La Monita Warrant"). The La Monita Warrant is exercisable at any time on or prior to September 30, 2002. In connection with the Company's acquisition of Sauces Unlimited, Inc. on October 29, 1997, Shansby Partners received $120,000 in cash and a five-year warrant to acquire 30,000 Shares at an exercise price of $10.45 per share, subject to customary adjustments (the "Sauces Warrant"). The Sauces Warrant is exercisable at any time on or prior to October 29, 2002. In connection with the Company's acquisition of The Tortilla King, Inc. on January 9, 1998, Shansby Partners received $175,000 in cash and a five-year warrant to acquire 30,000 Shares at an exercise price of $12.5125 per Share, subject to customary adjustments (the "Tortilla King Warrant"). The Tortilla King Warrant is exercisable at any time on or prior to January 9, 2003. The amounts of the cash fees and warrants received by Shansby Partners have been approved by the Compensation Committee of the Board of Directors. The Company believes that these cash fees and warrants are consistent with compensation arrangements that would be payable by the Company to unaffiliated third parties for the types of services provided to the Company by Shansby Partners.

  The parties to the Advisory Agreement have agreed to terminate the Advisory Agreement upon consummation of the Offer pursuant to the Merger Agreement. For a description of the terms of such termination, see "Item 3. Identity and Background--Voting Agreement" of the Schedule 14D-9 which is incorporated herein by reference.

  RKS Consulting Agreement. The Company entered into a consulting agreement with RKS, Inc. ("RKS") as of March 6, 1998 (the "Consulting Agreement"). Robert K. Swanson is the Chairman of RKS, and Mr. Swanson and certain members of his family are the beneficial owners of all of the capital stock of RKS. The Consulting Agreement provides that RKS will provide consulting services to the Company, and Mr. Swanson will serve as Chairman of the Board and Chief Executive Officer of the Company or in such other positions as the Company and RKS mutually agree, until the termination of the Consulting Agreement. The term of the Consulting Agreement is month-to-month; provided, however, that the Consulting Agreement may be terminated by either party upon 30 days prior written notice, with or without cause, in which case no further compensation or other payments will be payable after the date of such termination (except in connection with a Change of Control (as defined in the Consulting Agreement)). The Consulting Agreement will terminate upon the death or disability (as defined in the Consulting Agreement) of Mr. Swanson, in which case no further compensation or other payments will be payable.

  Pursuant to the Consulting Agreement, RKS will be paid a consulting fee of $25,000 per month ("Consulting Fee") and is eligible for consulting fee bonuses to be determined by the Compensation Committee at its discretion. In this regard, the Compensation Committee has awarded RKS a $250,000 bonus subject to consummation of the Offer and the Merger. If the Consulting Agreement is terminated by either the Company or RKS within nine months after the occurrence of a Change of Control (or within 30 days prior to the public announcement of a Change of Control), then RKS will be entitled to receive from the Company a lump sum payment on the date of such termination equal to (i) three months' Consulting Fee, less (ii) the amount of any Consulting Fee actually paid by the Company prior to termination (not to exceed 30 days' Consulting Fee) that accrued between the date of the termination notice and the date of termination. Any stock options that Mr. Swanson has been granted or may be granted in the future will become immediately exercisable if Mr. Swanson ceases to serve as a director of the Company for any reason or if a Change of Control occurs. The Offer and the Merger will constitute a Change of Control.

  Mr. Swanson served as Chairman of Grossman's Inc. from October 1994 to December 1997. Grossman's Inc. filed a petition for Chapter 11 Bankruptcy on April 7, 1997, and a Confirmation Order in connection with the petition was entered on December 9, 1997.

SECTION 16 COMPLIANCE

  Pursuant to the requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of Keith R. Lively, Robert C. Tanklage, Charles H. Esserman, TSG2, Samuel E. Hillin, Jr., Herman L. Graffunder, J. Gary Shansby, Robert K. Swanson, Charles A. Lynch and Tim G. Bruer filed an initial statement of beneficial ownership on Form 3 with the SEC in September 1997. However, because the Company's registration statement in connection with its Initial Public Offering was declared effective on August 27, 1997, none of these filings were made timely. Each of these persons has advised the Company that they made all other Section 16(a) filings during 1997 on a timely basis.

                                                                        Annex B

                         DONALDSON, LUFKIN & JENRETTE
              Donaldson, Lufkin & Jenrette Securities Corporation
                           2900 Texas Commerce Tower
                               2200 Ross Avenue
                              Dallas, Texas 75201

                                  May 7, 1998

Board of Directors
Authentic Specialty Foods, Inc.
1313 Avenue R
Grand Prairie, TX 75050

Dear Sirs:

  You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $1.00 per share (the "Shares"), of Authentic Specialty Foods, Inc. (the "Company") of the consideration to be received by such shareholders pursuant to the Agreement and Plan of Merger, dated as of May 7, 1998 (the "Agreement"), by and between Agrobios S.A. de C.V. (""Buyer''), the Company and Authentic Acquisition Corporation (""MergerCo''), a wholly owned subsidiary of Buyer. Pursuant to the Agreement, Buyer or MergerCo will commence a tender offer (the "Tender Offer") for any and all outstanding Shares at a price of $17.00 in cash per share (the "Offer Price"). The Tender Offer is to be followed by a merger (the "Merger") of MergerCo with and into the Company in which the Shares not tendered into the Tender Offer would be converted, subject to certain exceptions, into the right to receive the Offer Price. The Tender Offer, together with the Merger is referred to herein as the "Transaction".

  In arriving at our opinion, we have reviewed the draft dated May 6, 1998 of the Agreement. We also have reviewed financial and other information that was publicly available or furnished to us by the Company including information provided during discussions with management. Included in the information provided during discussions with management was certain financial projections of the Company for the fiscal year ending December 31, 1998 (the "1998 Budget") prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the Shares, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

  In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us. With respect to the 1998 Budget supplied to us, we have assumed that it has been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the estimated operating and financial performance of the Company. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to certain legal matters on advice of counsel to the Company.

  We were requested by the Board of Directors to solicit indications of interest in the Company from a limited number of parties considered to be the most likely potential acquirors of the Company.

  Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Transaction and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Transaction. Our opinion does not constitute a recommendation to any shareholder as to whether such shareholder should tender in the Tender Offer or how such shareholder should vote on the proposed Transaction.

  Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

  Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the consideration to be received by the holders of Shares pursuant to the Transaction is fair to such shareholders from a financial point of view.

                                          Very truly yours,

                                          DONALDSON, LUFKIN & JENRETTE
                                          SECURITIES CORPORATION


                                          By: /s/ Michael L. Crow
                                             ------------------------------
                                             Michael L. Crow
                                             Senior Vice President

                                 EXHIBIT INDEX

 EXHIBIT
   NO.
 -------
 (a)(1)  Offer to Purchase (incorporated by reference to Exhibit 99.1 to the
         Tender Offer Statement on Schedule 14D-1, filed with the Commission by
         Parent and Purchaser on May 14, 1998). *
 (a)(2)  Letter of Transmittal (incorporated by reference to Exhibit 99.2 to the Tender Offer Statement on Schedule 14D-1, filed with the
         Commission by Parent and Purchaser on May 14, 1998). *
 (a)(3)  Letter to Company Shareholders, dated May 15, 1998. *+
 (a)(4)  Notice of Guaranteed Delivery (incorporated by reference to Exhibit
         99.3 to the Tender Offer Statement on Schedule 14D-1, filed with the
         Commission by Parent and Purchaser on May 14, 1998). *
 (a)(5)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
         Other Nominees (incorporated by reference to Exhibit 99.4 to the
         Tender Offer Statement on Schedule 14D-1, filed with the Commission by
         Parent and Purchaser on May 14, 1998).
 (a)(6)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees (incorporated by reference to Exhibit
         99.5 to the Tender Offer Statement on Schedule 14D-1, filed with the
         Commission by Parent and Purchaser on May 14, 1998). *
 (a)(7)  Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9 (incorporated by reference to Exhibit 99.6 to the
         Tender Offer Statement on Schedule 14D-1, filed with the Commission by
         Parent and Purchaser on May 14, 1998). *
 (a)(8)  Form of Summary Advertisement (incorporated by reference to Exhibit
         99.7 to the Tender Offer Statement on Schedule 14D-1, filed with the
         Commission by Parent and Purchaser on May 14, 1998).
 (c)(1)  Agreement and Plan of Merger dated as of May 7, 1998, among Parent,
         Purchaser and the Company (incorporated by reference to Exhibit 99.10 to the Tender Offer Statement on Schedule 14D-1, filed with the
         Commission by Parent and Purchaser on May 14, 1998).
 (c)(2)  Opinion of Donaldson, Lufkin & Jenrette Securities Corporation dated
         May 7, 1998 (included as
         Annex B to the Company's Solicitation/Recommendation Statement on
         Schedule 14D-9). *
 (c)(3)  Confidentiality Letter Agreement, dated February 26, 1998, by and between Desc and the Company (incorporated by reference to Exhibit
         99.11 to the Tender Offer Statement on Schedule 14D-1, filed with the
         Commission by Parent and Purchaser on May 14, 1998).
 (c)(4)  Supplemental Confidentiality Letter Agreement, dated March 31, 1998, by and between Desc and the Company (incorporated by reference to
         Exhibit 99.12 to the Tender Offer Statement on Schedule 14D-1, filed with the Commission by Parent and Purchaser on May 14, 1998).
 (c)(5)  Letter Agreement, dated May 7, 1998, by and among Shansby Partners,
         L.L.C., TSG2 L.P., TSG2 Management, L.L.C. and the Company
         (incorporated by reference to Exhibit 99.13 to the Tender Offer
         Statement on Schedule 14D-1, filed with the Commission by Parent and
         Purchaser on May 14, 1998).

--------
* Included in documents mailed to shareholders.

+ Previously filed.